Exhibit 99.2

Itaú Corpbanca and subsidiaries

Interim Report - Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 2020 and for the six-month

periods ended June 30, 2021 and 2020

Content

$	=	Amounts expressed in Chilean pesos.
MCh$	=	Amounts expressed in millions of Chilean pesos.
US$	=	Amounts expressed in US dollars.
ThUS$	=	Amounts expressed in thousands of US dollars.
MUS$	=	Amounts expressed in millions of US dollars.
COP$	=	Amounts expressed in Colombian pesos.
MCOP$	=	Amounts expressed in millions of Colombian pesos.
UF	=	Amounts expressed in Unidades de Fomento
(a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-1

ITAÚ CORPBANCA AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

(In millions of Chilean pesos - MCh$)

		As of June 30,	As of December 31,
	Notes	2021	2020
		MCh$	MCh$
ASSETS
Cash and deposits in banks		2,875,942	3,089,072
Cash items in process of collection		442,662	173,192
Financial instruments at fair value through profit or loss		301,239	582,710
Financial instruments at fair value through other comprehensive income	6	3,914,198	3,970,899
Interbank loans at amortized cost		57,499	7,121
Loans and accounts receivable from customers at amortized cost	5	22,017,132	21,576,108
Financial instruments at amortized cost	6	173,227	111,542
Investments under resale agreements		122,998	105,580
Financial derivative contracts	4	2,588,103	3,982,803
Investments in associates	7	8,218	7,149
Intangible assets		702,939	718,683
Property, plant, and equipment		72,831	80,615
Right of use assets under lease agreements		128,765	146,008
Current taxes		100,123	64,699
Deferred taxes		273,589	312,556
Other assets		498,099	542,633
Other non-current assets held for sale		15,143	15,078
TOTAL ASSETS		34,292,707	35,486,448
LIABILITIES
Deposits and other demand liabilities		6,550,657	6,197,406
Cash in process of being cleared		420,259	154,232
Obligations under repurchase agreements		483,241	638,851
Time deposits and other time liabilities		10,269,825	11,433,064
Financial derivative contracts	4	2,377,921	3,673,591
Interbank borrowings		4,453,688	3,798,978
Debt instruments issued		6,335,525	6,204,856
Other financial liabilities		29,163	13,123
Lease contracts liabilities		133,594	151,885
Current taxes		344	1,766
Deferred taxes		102	237
Provisions		175,779	135,090
Other liabilities		684,594	700,034
Liabilities directly associated with non-current assets held for sale		—	—
TOTAL LIABILITIES		31,914,692	33,103,113
EQUITY
Attributable to equity holders of the Bank:
Capital	10	1,862,826	1,862,826
Reserves	10	468,759	1,195,849
Valuation accounts	10	(140,997)	26,824
Retained earnings (losses):		118,966	(771,251)
Retained earnings from prior years	10	—	37,533
Net income for the period/(loss) for the year	10	166,334	(808,784)
Less: Provision for mandatory dividends		(47,368)	—
Total equity attributable to equity holders of the Bank		2,309,554	2,314,248
Non-controlling interest	10	68,461	69,087
TOTAL EQUITY		2,378,015	2,383,335
TOTAL LIABILITIES AND EQUITY		34,292,707	35,486,448

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

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ITAÚ CORPBANCA AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Income (Loss)

(In millions of Chilean pesos - MCh$)

		For the six-month periods ended on June 30,
	Notes	2021	2020
		MCh$	MCh$
Interest income	11	749,685	855,330
Interest expense	11	(272,589)	(401,810)
Net interest income		477,096	453,520
Fee and commission income	12	103,453	104,298
Fee and commission expense	12	(30,949)	(30,716)
Net fee and commission income		72,504	73,582
Net income from financial operations	13	34,820	204,173
Net foreign exchange gain (loss)		36,385	(87,596)
Other operating income		19,151	26,892
Net operating profit before provision for loan losses		639,956	670,571
Provision for loan losses	14	(88,583)	(293,999)
NET OPERATING PROFIT		551,373	376,572
Personnel salaries and expenses		(143,384)	(150,737)
Administrative expenses		(123,132)	(122,397)
Depreciation and amortization	15	(49,202)	(63,569)
Impairment	15	(1)	(765,746)
Other operating expenses		(23,066)	(12,703)
Total operating expenses		(338,785)	(1,115,152)
TOTAL OPERATING INCOME (LOSS)		212,588	(738,580)
Income (loss) from investments in associates	7	(1,122)	370
Operating (loss) income before income taxes		211,466	(738,210)
Income taxes	8	(43,287)	6,007
Consolidated income (loss) from continuing operations		168,179	(732,203)
Income (loss) from discontinued operations
TOTAL CONSOLIDATED INCOME (LOSS) FOR THE PERIOD		168,179	(732,203)
Attributable to:
Equity holders of the Bank		166,334	(719,020)
Non-controlling interest		1,845	(13,183)
Earnings (losses) per share attributable to equity holders of the Bank
(in Chilean pesos)
Basic earnings (loss) per share	10	0.325	(1.403)
Diluted earnings (loss) per share	10	0.325	(1.403)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

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ITAÚ CORPBANCA AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Other Comprehensive Income (Loss)

(In millions of Chilean pesos - MCh$)

		For the six-month periods ended on June 30,
	Notes	2021	2020
		MCh$	MCh$
CONSOLIDATED INCOME (LOSS) FOR THE PERIOD	10	168,179	(732,203)
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY BE
RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS:
Debt instruments at fair value through other comprehensive income	10	(118,979)	(2,033)
Exchange differences on investment in Colombia and New York branch	10	(26,686)	(11,501)
Gain (loss) from hedge of net investments in foreign operations	10	(4,567)	23,179
Gain (loss) from cash flows hedges	10	11,619	(11,301)
Other comprehensive income (loss) before income taxes		(138,613)	(1,656)
Income taxes related to debt instruments at FV through OCI		9,308	(681)
Income taxes related to hedge of net investment in foreign operations	10	2,974	(6,258)
Income taxes related to cash flows hedges	10	(1,041)	(1,391)
Income taxes on other comprehensive income (loss)		11,241	(8,330)
Other comprehensive income (loss) which may be reclassified		(127,372)	(9,986)
subsequently to profit or loss, net of income taxes
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS:
Defined benefits obligations	10	1,889	1,607
Income taxes related to defined benefits obligations	10	(566)	(492)
Changes in the fair value of equity investments at fair value through other comprehensive income	10	(82)	(471)
Other comprehensive loss which may not be reclassified subsequently to profit or loss, net of income taxes		1,241	644

TOTAL OTHER COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		(126,131)	(9,342)
CONSOLIDATED COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		42,048	(741,545)
Attributable to:
Equity holders of the Bank	10	42,674	(724,921)
Non-controlling interest	10	(626)	(16,624)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

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ITAÚ CORPBANCA AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity

(In millions of Chilean pesos - MCh$)

						Retained earnings			Total
			Reserves			Retained		Provision	attributable
			Reserves	Other non-		earnings		for	to equity	Non-
	Number of		from	earnings	Valuation	from prior	Income (loss)	mandatory	holders of	controlling
	shares	Capital	earnings	reserves	accounts	years	for the period	dividends	the Bank	interest	Total equity
	Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2019	512,407	1,862,826	451,011	744,838	47,117	50,537	113,684	(38,120)	3,231,893	94,445	3,326,338
Reclassification of income from previous year	—	—	—	—	—	113,684	(113,684)	—	—	—	—
Equity as of January 1, 2020	512,407	1,862,826	451,011	744,838	47,117	164,221	—	(38,120)	3,231,893	94,445	3,326,338
Distribution of prior year's net income	—	—	—	—	—	(127,065)	—	—	(127,065)	—	(127,065)
Provision for mandatory dividends	—	—	—	—	—	—	—	38,120	38,120	—	38,120
Comprehensive loss for the period	—	—	—	—	(5,901)	—	(719,020)	—	(724,921)	(16,624)	(741,545)
Equity as of Juner 30, 2020	512,407	1,862,826	451,011	744,838	41,216	37,156	(719,020)	—	2,418,027	77,821	2,495,848

Equity as of December 31, 2020	512,407	1,862,826	451,011	744,838	26,824	37,533	(808,784)	—	2,314,248	69,087	2,383,335
Reclassification of income from previous year	—	—	(451,011)	(320,240)	—	(37,533)	808,784	—	—	—	—
Equity as of January 1, 2021	512,407	1,862,826	—	424,598	26,824	—	—	—	2,314,248	69,087	2,383,335
Distribution of prior year's net income	—	—	—	—	—	—	—	—	—	—	—
Provision for mandatory dividends	—	—	—	—	—	—	—	(47,368)	(47,368)	—	(47,368)
Reclassifications due to the discontinuation of the net investment in Itaú Corpbanca Colombia hedge	—	—	—	44,161	(44,161)	—	—	—	—	—	—
Comprehensive income (loss) for the period	—	—	—	—	(123,660)	—	166,334	—	42,674	(626)	42,048
Equity as of June 30, 2021	512,407	1,862,826	—	468,759	(140,997)	—	166,334	(47,368)	2,309,554	68,461	2,378,015

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-5

ITAÚ CORPBANCA AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

(In millions of Chilean pesos - MCh$)

		For the six-month periods ended on June 30,
	Notes	2021	2020
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Operating income (loss) before income taxes		211,466	(738,210)
Debits (credits) to income that do not represent cash flows
Depreciation and amortization	15	49,202	63,569
Provisions for loans and accounts receivable from customers and interbank loans	14	117,288	320,779
Provisions and write-offs for assets received in lieu of payment		3,710	3,036
Provisions for contingencies		(2,671)	158
Impairment	15	1	765,746
Net gain on sale of loans and accounts receivable from customers		(5,172)	458
Income received from Financial instruments at fair value through profit or loss		—	—
Income received from sale of Financial instruments at fair value through other comprehensive income		(757)	(51,517)
Net interest income	11	(477,096)	(453,520)
Fee and commission income	12	(103,453)	(104,298)
Fee and commission expense	12	30,949	30,716
Net foreign exchange gain (loss)		(36,385)	87,596
Net gain on sale of property, plant and equipment		(74)	101
Net gain on sale of assets received in lieu of payment		(1,862)	(942)
Net gain on sale of assets held for sale		—	(970)
Increase on deferred tax assets and liabilities		(51,124)	(60,229)
Other charges (credits) that do not represent cash flows		(17,144)	(114,787)
Subtotal		(283,122)	(252,314)
Loans and accounts receivable from customers and interbank loans	14	(478,523)	(1,093,508)
Investments under resale agreements		(26,455)	(48,885)
Obligations under repurchase agreements		(155,610)	53,493
Financial instruments at fair value through profit or loss		240,334	(49,737)
Financial instruments at fair value through other comprehensive income		21,419	444,078
Financial instruments at amortized cost		(61,589)	(54,331)
Other assets and liabilities		(187,346)	(73,958)
Time deposits and other time liabilities		(1,163,239)	938,692
Deposits and other demand liabilities		353,251	802,905
Dividends recieved from investments in associates		1,338	1,185
Foreign borrowings obtained		992,614	1,521,053
Repayment of foreign borrowings		(940,657)	(1,660,339)
Interest paid		(234,519)	(364,968)
Interest received		689,708	766,270
Net fee and commission income	12	55,749	58,970
Taxes paid		(91,454)	(107,888)
Repayment of other borrowings		16,040	(3,752)
Proceeds from sale of assets received in lieu of payment		7,228	4,502
Net cash flows provided by (used in) operating activities		(1,244,833)	881,468
CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchase of property, plant and equipment and intangible assets		(17,831)	(30,935)
Sales of property, plant and equipment		13	109
Proceeds from sale of assets held for sale		—	1,550
Payments for investments in associates		(872)	(338)
Net cash flows provided by (used in) investing activities		(18,690)	(29,614)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowing obtained from the Central Bank of Chile		750,000	2,004,267
Debt instruments issued		229,488	349,207
Redemption of debt issued		(111,163)	(323,505)
Dividends paid		(14)	(127,078)
Payments of lease liabilities		(16,326)	(17,467)
Net cash flows provided by financing activities		851,985	1,885,424
Effect of changes in exchange rates		98,614	75,726
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(312,924)	2,813,004
Cash and cash equivalents at the beginning of the period		4,506,256	1,447,939
Cash and cash equivalents at end of the period		4,193,332	4,260,943
Net increase (decrease) in cash and cash equivalents		(312,924)	2,813,004

COMPONENTS OF CASH AND CASH EQUIVALENT AT END OF PERIOD
Cash and deposits in banks		2,875,942	2,129,179
Cash items in process of collection, net (1)		22,403	7,950
Highly liquid financial instruments (2)		1,243,554	2,086,581
Investments under resale agreements (3)		51,433	37,233
		4,193,332	4,260,943

(1) Cash items in process of collection and in process of being cleared represent domestic transactions, which have not been processed through the central domestic clearinghouse, or international transactions that may be delayed in settlement due to timing differences.

(2) Corresponds to financial instruments at fair value through profit and loss and financial instrument at fair value through othercomprehensive income with maturities that do not exceed three months. As of June 30, 2021, the financial instruments at fair value through profit and loss include MCh$64,783 (MCh$MM$100,945 as of June 30, 2020) and financial instrument at fair value through other comprehensive income include MCh$1,178,771 (MCh$1,985,636 as of june 30, 2020).

(3) Corresponds to resale agreements with maturities that do not exceed three months from the acquisition date.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-6

	As of			Changes other than cash					As of
	January 1,	Cash flows		Changes other		Interest and	Currency	Fair value	June 30,
Item	2021	Received	Paid	than cash	Acquisition	readjustment	exchange effects	changes	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Borrowing obtained from Chilean Central Bank	2,257,226	750,000	—	—	—	190	—	—	3,007,416
Mortgage finance bonds	30,846	—	(4,846)	—	—	656	—	—	26,656
Bonds (senior and subordinated)	6,174,010	229,488	(106,317)	192	—	202,202	(35,001)	(155,705)	6,308,869
Lease contracts liabilities	151,885	—	(16,326)	758	(3,309)	2,113	(1,527)	—	133,594
Totals	8,613,967	979,488	(127,489)	950	(3,309)	205,161	(36,528)	(155,705)	9,476,535

Dividends approved and paid in 2021	—	—	—	—	—	—	—	—	—
Dividends approved in prior years and paid in 2021	—	—	(14)	—	—	—	—	—	—
Total Dividends paid	—	—	(14)	—				—
Subtotal cash flows from (used in) financing activities	—	979,488	(127,503)	—	—	—	—	—	—
Total cash flows from financing activities (net)		851,985

	As of			Changes other than cash					As of
	January 1,	Cash flows		Changes other		Interest and	Currency	Fair value	June 30,
Item	2020	Received	Paid	than cash	Acquisition	readjustment	exchange effects	changes	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Borrowing obtained from Chilean Central Bank	—	2,004,267	—	—	—	26	—	—	2,004,293
Mortgage finance bonds	40,933	—	(6,148)	—	—	1,262	—	—	36,047
Bonds (senior and subordinated)	6,367,423	349,207	(317,357)	—	—	328,348	(59,631)	53,213	6,721,203
Lease contracts liabilities	172,924	—	(17,467)	4,100	7,279	4,919	(3,650)	—	168,105
Totals	6,581,280	2,353,474	(340,972)	4,100	7,279	334,555	(63,281)	53,213	8,929,648

Dividends approved and paid in 2020	—	—	(127,065)	—	—	—	—	—	—
Dividends approved in prior years and paid in 2020	—	—	(13)	—	—	—	—	—	—
Total Dividends paid	—	—	(127,078)	—				—
Subtotal cash flows from (used in) financing activities	—	2,353,474	(468,050)	—	—	—	—	—	—
Total cash flows from financing activities (net)		1,885,424

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-7

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

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ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies

General Information – Background of Itaú Corpbanca and subsidiaries

Itaú Corpbanca (the “Bank”) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Commission for the Financial Market (onwards “CMF”) which, as of June 1, 2019, assumed the functions of the Superintendency of Banks and Financial Institutions (“SBIF”), according to the Decree with Force of Law (DFL) No.3 of January 12, 2019, which sets a new consolidated, systematized and agreed text for the General Bank Law. The entity is the merger result between Banco Itaú Chile and Corpbanca (the latter is the legal successor) which was consummated on April 1, 2016, the date on which the Bank was renamed “Itaú Corpbanca”1.

The current ownership structure is 39.22% owned by Itaú Unibanco, 27.49% owned by CorpGroup (Saieh Family) and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity, and other matters.

Itaú Corpbanca is headquartered in Chile and has operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. The Bank has total consolidated assets for MCh$34,292,707 (MMUS$46,854) and total equity attributable to holders of the Bank for MCh$2,309,544 (MMUS$3,156).

The legal address of Itaú Corpbanca is Rosario Norte No. 660, Las Condes, Santiago, Chile, and its website is www.itau.cl

These Unaudited Condensed Consolidated Financial Statements as of June 30, 2021, were approved by the Board of Directors on September 23, 2021.

Significant Accounting Policies and Others

This condensed consolidated financial statements for the half-year reporting period ended 30 June, 2021 has been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The interim report does not include all the notes of the type normally included in an annual financial statements. Accordingly, this statements is to be read in conjunction with the annual financial statements for the year ended 31 December, 2020

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

a)	Accounting period

The condensed consolidated financial statements are referred as of June 30, 2021 and December 31, 2020 and comprise the six-month periods ended June 31, 2021 and 2020.

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ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

b)	New and revised accounting pronouncements introduced by IASB
1.New Standards and interpretations effective for annual periods beginning on or after 1 January 2020

1.1) Covid-19-Related Rent Concessions beyond 30 June 2021 amendment to IFRS 16.

On June 30, 2021 the Board issued Covid-19-Related Rent Concessions beyond 30 June 2021 which extended the availability of the practical expedient in IFRS 16 (the 2021 amendment), that provides lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification by one year. The 2021 amendment resulted applying to rent concessions for which any reduction in lease payments affects only payments originally due on or before 30 June 2022, provided the other conditions for applying the practical expedient are met.

The amendment is effective for annual reporting periods beginning on or after 1 April 2021.

The adoption of the amendment did not have a significant impact on the Consolidated Financial Statements since to date there have been no significant changes on current contracts to make use of this amendment.

2.New Standards and interpretation issued, but not yet effective

2.1)	Sale or Contribution of assets between an investor and its Association or Joint Business (amendments to IFRS 10 and IAS 28)

The amendments to IFRS 10 and IAS 28 address situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments provide that gains or losses, resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture, accounted for using the equity method are recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. Similarly, gains or losses resulting from the remeasurement to fair value of investments held in a former subsidiary (which has become an associate or joint venture that is accounted for using the equity method) are recognized in the results of the former parent only to the extent of the unrelated investors' interests in the new associate or joint venture.

The effective date of the amendments was initially from January 1, 2016, however the IASB on December 17, 2015 indefinitely postponed their entry into force.

The Bank's Management will evaluate the potential impacts of these amendments, once the new implementation date for these amendments is announced.

2.2)	Amendment to IAS 1 "Presentation of Financial Statements" - Classification of liabilities as current or non-current

On January 23, 2020, the IASB published the amendment to IAS 1, which addresses the classification of liabilities and clarifies their presentation as current or non-current. This amendment applies as of January 1, 2023 retroactively and its early application is permitted.

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ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Among the modifications are the following:

• An entity shall classify a liability as current when it does not have a right to postpone its liquidation for at least twelve months following the date of the reporting period. The amendment removes the factor of "unconditionality" from this right.

• The right to defer settlement of the liability must have substance and must exist at the end of the reporting period. If this right is subject to the entity that covers any condition, such right only exists if it is effectively fulfilled by fulfilling these conditions at the end of the reporting period and can be classified as non-current. The entity must comply with these conditions, although the counterparty does not carry out a testing of these.

• The classification of the liability will not be affected by the probability that the entity exercises its right to defer its settlement. Therefore, if the liability meets the non-current condition specified in the standard, it will be classified as non-current, even if the entity plans to liquidate it in less than 12 months from the period in which it is reported or between the periods in which it is reported. And the one that is reported to the regulator. If any of the above cases occurs, it must be disclosed in the Financial Statements to understand the impact of the entity's financial position.

• The liability is understood as liquid when the entity extinguishes the obligation to control its effective counterparty, other economic resources, or its own equity instruments.

The Bank's Management is currently assessing the potential impact of the adoption of these amendments on the Consolidated Financial Statements.

2.3)Amendments to IFRS 3 to update a reference to the Conceptual Framework

On May 14, 2020, the IASB published, amendments to IFRS 3 'Business Combinations' that update an outdated reference in IFRS 3 without significantly changing its requirements.

The changes in Reference to the Conceptual Framework (Amendments to IFRS 3):

-	update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework;
-	add to IFRS 3 a requirement that, for transactions and other events within the scope of IAS 37 or IFRIC 21, an acquirer applies IAS 37 or IFRIC 21 (instead of the Conceptual Framework) to identify the liabilities it has assumed in a business combination; and
-	add to IFRS 3 an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

The amendments published are effective for annual periods beginning on or after 1 January 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier.

The adoption of the amendment will not have material impacts on the Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-11

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2.4)	Amendments to IAS 16 'Property, Plant and Equipment — Proceeds before Intended Use

On May 14, 2020, the IASB published amendments to IAS 16 regarding proceeds from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management.

Amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendments is effective for annual periods beginning on or after 1 January 2022. Early application is permitted

The Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Consolidated Financial Statements.

2.5)	Amendments to IAS 37 'Onerous Contracts — Cost of Fulfilling a Contract

On May 14, 2020, the IASB published 'Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous.

The changes in Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The amendments published today are effective for annual periods beginning on or after 1 January 2022. Early application is permitted.

The Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Consolidated Financial Statements.

2.6)	Annual improvements to IFRS standards 2018–2020

On May 14, 2020, the IASB published Annual Improvements to IFRS Standards 2018–2020 makes amendments to the following standards:

IFRS 1 First-time Adoption of International Financial Reporting Standards - Subsidiary as a first-time adopter. The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRSs.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-12

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

IFRS 9 Financial Instruments - Fees in the ‘10 per cent’ test for derecognition of financial liabilities. The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

IFRS 16 Leases - Lease incentives. The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example.

IAS 41 Agriculture - Taxation in fair value measurements. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13.

The amendments to IFRS 1, IFRS 9, and IAS 41 published today are all effective for annual periods beginning on or after 1 January 2022. Early application is permitted.

The amendment to IFRS 16 only regards an illustrative example, so no effective date is stated.

The Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Consolidated Financial Statements.

2.8) Disclosure of Accounting Policies, which amends IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements.

On february 12, 2021, the International Accounting Standards Board (IASB) issued 'Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)' with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements.

The amendments are applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2023. Earlier application is permitted. Once the entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2.

The Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Consolidated Financial Statements.

2.9) Definition of Accounting Estimates amendments to IAS 8.

On february 12, 2021, the Board issued Definition of Accounting Estimates, which amended IAS 8. The amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendment makes the distinction between how an entity should present and disclose different types of accounting changes in its financial statements. Changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-13

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The amendments are effective for annual periods beginning on or after 1 January 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted.

The Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Consolidated Financial Statements.

2.10)Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

On may 7, 2021, the International Accounting Standards Board (IASB) published 'Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)' that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations.

The main change in deferred tax related to assets and liabilities arising from a single transaction (Amendments to IAS 12) is an exemption from the initial recognition exemption provided for in IAS 12.15 (b) and IAS 12.24. Consequently, the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.

The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted.

The Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Consolidated Financial Statements.

c) Accounting changes

No new accounting pronouncements have been adopted in the period ended June 30, 2021 in the condensed consolidated financial statements.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-14

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 2 - Significant Events

As of June 30, 2021, the following significant events have influenced the operations of the Bank and its subsidiaries or the Consolidated Financial Statements:

ITAÚ CORPBANCA

Discontinuation of the net investment in Itaú Corpbanca Colombia hedge

During January 2021, by decision of Management, the hedge of net investment in Itaú Corpbanca Colombia was discontinued. The impact of discontinuing the hedge relationship was reclassified from valuation accounts to reserves, without generating an effect on the Consolidated Statement of Income.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-15

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 3 - Reporting Segments

a)Geographical information

The information on interest income and interest expenses for the six-month periods ended June 30, 2021 and 2020, of our reporting segments is presented below:

	2021			2020
	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	568,455	181,230	749,685	601,024	254,306	855,330
Interest expense	(212,810)	(59,779)	(272,589)	(288,047)	(113,763)	(401,810)
Net interest income	355,645	121,451	477,096	312,977	140,543	453,520

b)Information on assets, liabilities and income

Segment information on assets and liabilities is presented for the as of June 30, 2021 and December 31, 2020.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-16

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 3 - Reporting Segments, continued

b.1) Assets and Liabilities

		As of June 30, 2021
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
Cash and deposits in banks		2,469,761	406,181	2,875,942
Cash items in process of collection		442,141	521	442,662
Financial instruments at fair value through profit or loss		88,859	212,380	301,239
Financial instruments at fair value through other comprehensive income	6	3,402,139	512,059	3,914,198
Loans and accounts receivable at amortized cost and interbank loans		18,029,772	4,044,859	22,074,631
Investment in associates	7	8,218	—	8,218
Financial instruments at amortized cost	6	7	173,220	173,227
Investments under resale agreements		116,606	6,392	122,998
Financial derivative contracts	4	2,495,053	93,050	2,588,103
Intangible assets (*)		668,836	34,103	702,939
Property, plant, and equipment		49,396	23,435	72,831
Right of use assets under lease agreements		108,394	20,371	128,765
Current taxes		73,929	26,194	100,123
Deferred taxes		221,294	52,295	273,589
Other assets		430,411	67,688	498,099
Other non-current assets held for sale		12,237	2,906	15,143
TOTAL ASSETS		28,617,053	5,675,654	34,292,707

		As of June 30, 2021
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities		4,566,185	1,984,472	6,550,657
Cash in process of being cleared		420,259	—	420,259
Obligations under repurchase agreements		142,737	340,504	483,241
Time deposits and other time liabilities		8,920,893	1,348,932	10,269,825
Financial derivative contracts	4	2,301,356	76,565	2,377,921
Interbank borrowings		3,976,708	476,980	4,453,688
Debt instruments issued		5,588,827	746,698	6,335,525
Other financial liabilities		29,163	—	29,163
Lease contracts liabilities		111,549	22,045	133,594
Current taxes		219	125	344
Deferred taxes		—	102	102
Provisions		107,675	68,104	175,779
Other liabilities		605,233	79,361	684,594
Liabilities directly associated with non-current assets held for sale		—	—	—
TOTAL LIABILITIES		26,770,804	5,143,888	31,914,692

(*)    This includes goodwill generated in business combination between Itaú Chile and Corpbanca totaling MCh$492,512 as of June 30, 2021.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-17

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 3 - Reporting Segments, continued

		As of December 31, 2020
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
Cash and deposits in banks		2,761,202	327,870	3,089,072
Cash items in process of collection		173,099	93	173,192
Financial instruments at fair value through profit or loss		145,671	437,039	582,710
Financial instruments at fair value through other comprehensive income	6	3,353,241	617,658	3,970,899
Loans and accounts receivable at amortized cost and interbank loans		17,503,371	4,079,858	21,583,229
Investment in associates	7	7,149	—	7,149
Financial instruments at amortized cost	6	7,202	104,340	111,542
Investments under resale agreements		84,173	21,407	105,580
Financial derivative contracts	4	3,817,286	165,517	3,982,803
Intangible assets (*)		682,695	35,988	718,683
Property, plant, and equipment		56,756	23,859	80,615
Right of use assets under lease agreements		117,513	28,495	146,008
Current taxes		44,976	19,723	64,699
Deferred taxes		264,668	47,888	312,556
Other assets		453,702	88,931	542,633
Other non-current assets held for sale		10,818	4,260	15,078
TOTAL ASSETS		29,483,522	6,002,926	35,486,448

		As of December 31, 2020
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities		3,939,501	2,257,905	6,197,406
Cash in process of being cleared		154,231	1	154,232
Obligations under repurchase agreements		399,593	239,258	638,851
Time deposits and other time liabilities		9,984,010	1,449,054	11,433,064
Financial derivative contracts	4	3,494,611	178,980	3,673,591
Interbank borrowings		3,393,160	405,818	3,798,978
Debt instruments issued		5,472,392	732,464	6,204,856
Other financial liabilities		13,123	—	13,123
Lease contracts liabilities		125,265	26,620	151,885
Current taxes		596	1,170	1,766
Deferred taxes		—	237	237
Provisions		33,310	101,780	135,090
Other liabilities		619,955	80,079	700,034
Liabilities directly associated with non-current assets held for sale		—	—	—
TOTAL LIABILITIES		27,629,747	5,473,366	33,103,113

(*)    This includes goodwill generated in business combination between Itaú Chile and Corpbanca totaling MCh$492,512 as of December 31, 2020.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-18

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 3 - Reporting Segments, continued

b.2) Income for the six month periods ended June 30,  2021 and 2020

	For the six-month periods ended June 30,
	2021			2020
	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	355,645	121,451	477,096	312,977	140,543	453,520
Net fee and commission income	59,741	12,763	72,504	58,728	14,854	73,582
Net income from financial operations	(2,816)	37,636	34,820	93,385	110,788	204,173
Net foreign exchange gain (loss)	55,163	(18,778)	36,385	4,912	(92,508)	(87,596)
Other operating income	9,284	9,867	19,151	12,664	14,228	26,892
Provision for loan losses	(41,178)	(47,405)	(88,583)	(208,219)	(85,780)	(293,999)
NET OPERATING PROFIT	435,839	115,534	551,373	274,447	102,125	376,572
Depreciation and amortization	(40,668)	(8,534)	(49,202)	(43,265)	(20,304)	(63,569)
Operating expenses (*) (**)	(204,696)	(84,887)	(289,583)	(602,385)	(449,198)	(1,051,583)
OPERATING INCOME (LOSS)	190,475	22,113	212,588	(371,203)	(367,377)	(738,580)
Income from investment in associates	(2,380)	1,258	(1,122)	370	—	370
Income taxes	(35,021)	(8,266)	(43,287)	(33,416)	39,423	6,007
CONSOLIDATED INCOME (LOSS) FOR THE PERIOD	153,074	15,105	168,179	(404,249)	(327,954)	(732,203)

(*)   Includes personnel salaries and expenses, administrative expenses, impairment, and other operating expenses

(**) The six month period ended 30, 2020, includes the recognition of an impairment loss of MCh$765,736. The impairment is broken down into MCh$651,825 corresponding to the impairment on Goodwill, MCh$412,356 and MCh$239,469 of CGUs of Chile and Colombia, respectively, and MCh$113,911 corresponding to the intangibles generated in the business combination of the CGU Colombia (see Note 15).

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-19

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 4 - Financial Derivative Contracts and Hedge Accounting

a)	Total derivative contracts portfolio

The Bank and subsidiaries measures their derivative financial instruments at its fair value. In addition, the following derivative financial instruments for hedge accounting and trading purposes, which, in order to capture the credit risk in the valuation, are adjusted to reflect the CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment). The detail of these instruments is presented below:

	As of June 30, 2021		As of December 31, 2020
	Assets	Liabilities	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	86,410	73,907	306,472	162,450
Derivatives held for trading	2,501,693	2,304,014	3,676,331	3,511,141
Totals	2,588,103	2,377,921	3,982,803	3,673,591

a.1) Financial derivative assets

	As of June 30, 2021
	Notional
		Between 3 months
	Up to 3 months	and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	5,494,373	2,145,176	438,308	191,385
Currency swaps	292,322	1,345,106	8,617,676	834,442
Interest rate swaps	2,903,393	4,791,629	26,308,236	1,561,620
Call currency options	15,720	10,574	—	498
Put currency options	3,935	5,354	—	158
Totals	8,709,743	8,297,839	35,364,220	2,588,103

	As of December 31, 2020
	Notional
		Between 3 months
	Up to 3 months	and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	7,882,839	2,358,854	417,178	472,208
Currency swaps	246,599	932,372	8,656,771	938,762
Interest rate swaps	3,828,930	6,424,682	26,020,406	2,570,553
Call currency options	13,402	15,483	—	195
Put currency options	7,797	10,514	—	1,085
Totals	11,979,567	9,741,905	35,094,355	3,982,803

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-20

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 4 - Financial Derivative Contracts and Hedge Accounting, continued

a.2) Financial derivative liabilities

	As of June 30, 2021
	Notional
		Between 3 months
	Up to 3 months	and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	4,534,735	3,686,172	1,840,657	175,051
Currency swaps	236,597	1,193,334	7,964,413	671,692
Interest rate swaps	2,224,111	5,804,777	26,720,991	1,530,003
Call currency options	7,375	10,084	—	928
Put currency options	6,624	4,510	—	247
Totals	7,009,442	10,698,877	36,526,061	2,377,921

	As of December 31, 2020
	Notional
		Between 3 months
	Up to 3 months	and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	7,913,739	1,989,333	935,565	433,863
Currency swaps	335,192	953,275	7,480,516	775,122
Interest rate swaps	3,509,633	6,205,021	27,404,647	2,463,249
Call currency options	9,434	15,404	—	271
Put currency options	5,753	5,786	—	1,086
Totals	11,773,751	9,168,819	35,820,728	3,673,591

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-21

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 4 - Financial Derivative Contracts and Hedge Accounting, continued

a.3) Portfolio detail

As of June 30, 2021 and as of December 31, 2020, the portfolio of financial derivative instruments held for hedge accounting and trading purposes is as follows:

	As of June 30, 2021
	Notional			Fair value
		Between 3
		months and
	Up to 3 months	1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	792,339	2,296,575	2,970,766	86,410	73,907
Fair value hedge
Currency forwards
Currency swaps			76,711	14,926
Interest rate swaps	194,310	1,188	1,950,827	44,120	43,525
Subtotals	194,310	1,188	2,027,538	59,046	43,525
Cash flow hedge
Currency forwards	461,819	2,131,634	912,092	24,827	25,424
Currency swaps
Interest rate swaps		44,348	31,136	1,932	111
Subtotals	461,819	2,175,982	943,228	26,759	25,535
Hedge of net investment in a foreign operation
Currency forwards	136,210	119,405		605	4,847
Subtotals	136,210	119,405	—	605	4,847

Derivatives held for trading	14,926,846	16,700,141	68,919,515	2,501,693	2,304,014
Currency forwards	9,431,079	3,580,309	1,366,873	165,953	144,780
Currency swaps	528,919	2,538,440	16,505,378	819,516	671,692
Interest rate swaps	4,933,194	10,550,870	51,047,264	1,515,568	1,486,367
Call currency options	23,095	20,658	—	498	928
Put currency options	10,559	9,864	—	158	247
Subtotals	14,926,846	16,700,141	68,919,515	2,501,693	2,304,014
Totals	15,719,185	18,996,716	71,890,281	2,588,103	2,377,921

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-22

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 4 - Financial Derivative Contracts and Hedge Accounting, continued

	As of December 31, 2020
	Notional			Fair value
		Between 3
		months and
	Up to 3 months	1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	3,704,562	965,569	2,261,626	306,472	162,450
Fair value hedge
Currency forwards	—	—	—	—	—
Currency swaps	—	—	74,894	9,666	—
Interest rate swaps	—	201,193	1,960,759	203,913	61,705
Subtotals	—	201,193	2,035,653	213,579	61,705
Cash flow hedge
Currency forwards	1,657,848	716,842	178,107	3,919	33,112
Currency swaps	—	—	—	—	—
Interest rate swaps	4,000	29,233	47,866	2,094	238
Subtotals	1,661,848	746,075	225,973	6,013	33,350
Hedge of net investment in a foreign operation
Currency forwards	2,042,714	18,301	—	86,880	67,395
Subtotal	2,042,714	18,301	—	86,880	67,395

Derivatives held for trading	20,048,756	17,945,155	68,653,457	3,676,331	3,511,141
Currency forwards	12,096,016	3,613,044	1,174,636	381,409	333,356
Currency swaps	581,791	1,885,647	16,062,393	929,096	775,122
Interest rate swaps	7,334,563	12,399,277	51,416,428	2,364,546	2,401,306
Call currency options	22,836	30,887	—	195	271
Put currency options	13,550	16,300	—	1,085	1,086
Subtotals	20,048,756	17,945,155	68,653,457	3,676,331	3,511,141
Totals	23,753,318	18,910,724	70,915,083	3,982,803	3,673,591

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-23

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 5 - Loans and Accounts Receivable from Customers

a)	Loans and accounts receivable from customers

As of June 30, 2021, the loan portfolio is detailed as follows:

		Allowances for loan losses
		Individual	Group
As of June 30, 2021	Gross Assets	allowances	allowances	Totals	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	12,001,359	(198,485)	(303,585)	(502,070)	11,499,289
Foreign trade loans	964,632	—	(31,925)	(31,925)	932,707
Checking account debtors	69,024	—	(9,306)	(9,306)	59,718
Factoring transactions	167,019	—	(5,590)	(5,590)	161,429
Student loans	617,214	—	(22,222)	(22,222)	594,992
Leasing transactions	908,166	—	(22,965)	(22,965)	885,201
Other commercial loans and receivables	19,338	—	(2,427)	(2,427)	16,911
Subtotals	14,746,752	(198,485)	(398,020)	(596,505)	14,150,247
Mortgage loans:
Loans with mortgage finance bonds	20,644	—	(244)	(244)	20,400
Endorsable mutual mortgage loans	84,017	—	(633)	(633)	83,384
Other mutual mortgage loans	5,197,016	—	(55,158)	(55,158)	5,141,858
Mortgage leasing transactions	286,309	—	(10,970)	(10,970)	275,339
Other mortgage loans and receivables	65,450	—	(1,187)	(1,187)	64,263
Subtotals	5,653,436	—	(68,192)	(68,192)	5,585,244
Consumer loans:
Installment consumer loans	1,867,767	—	(165,072)	(165,072)	1,702,695
Checking account debtors	104,419	—	(9,135)	(9,135)	95,284
Credit card balances	474,005	—	(19,727)	(19,727)	454,278
Consumer leasing transactions	1,000	—	(89)	(89)	911
Other consumer loans and receivables	30,690	—	(2,217)	(2,217)	28,473
Subtotals	2,477,881	—	(196,240)	(196,240)	2,281,641
Totals	22,878,069	(198,485)	(662,452)	(860,937)	22,017,132

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-24

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 5 - Loans and Accounts Receivable from Customers, continued

As of December 31, 2020, the loan portfolio is detailed as follows:

		Allowances for loan losses
		Individual	Group
As of December 31, 2020	Gross Assets	allowances	allowances	Totals	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	12,172,207	(321,444)	(347,928)	(669,372)	11,502,835
Foreign trade loans	847,086	—	(21,641)	(21,641)	825,445
Checking account debtors	70,126	—	(8,080)	(8,080)	62,046
Factoring transactions	155,540	—	(4,053)	(4,053)	151,487
Student loans	594,688	—	(17,702)	(17,702)	576,986
Leasing transactions	940,989	—	(24,402)	(24,402)	916,587
Other commercial loans and receivables	28,163	—	(2,367)	(2,367)	25,796
Subtotals	14,808,799	(321,444)	(426,173)	(747,617)	14,061,182
Mortgage loans:
Loans with mortgage finance bonds	23,345	—	(232)	(232)	23,113
Endorsable mutual mortgage loans	90,456	—	(1,047)	(1,047)	89,409
Other mutual mortgage loans	4,820,863	—	(59,799)	(59,799)	4,761,064
Mortgage leasing transactions	307,574	—	(11,718)	(11,718)	295,856
Other mortgage loans and receivables	74,515	—	(669)	(669)	73,846
Subtotals	5,316,753	—	(73,465)	(73,465)	5,243,288
Consumer loans:
Installment consumer loans	1,866,015	—	(181,319)	(181,319)	1,684,696
Checking account debtors	124,009	—	(11,064)	(11,064)	112,945
Credit card balances	467,624	—	(24,770)	(24,770)	442,854
Consumer leasing transactions	1,467	—	(182)	(182)	1,285
Other consumer loans and receivables	33,314	—	(3,456)	(3,456)	29,858
Subtotals	2,492,429	—	(220,791)	(220,791)	2,271,638
Totals	22,617,981	(321,444)	(720,429)	(1,041,873)	21,576,108

As of June 30, 2021, the Bank pledged as collateral to the Central Bank of Chile (BCCh) loans from the commercial portfolio in order to access the new Conditional Funding Facility (FCIC). The program includes access to 4-year funds at the BCCh overnight rate, with available funds size increasing as a function of additional loans pledged as collateral. The pledged loans have an outstanding principal balance of Ch$1,946,822 million (Ch$1,766,997 million as of December 2020). Additional disclosures on FCIC are included in Note 9 e).

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-25

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 5 - Loans and Accounts Receivable from Customers, continued

The following tables present the movements for the total loan portfolio disaggregated by individually and group assesed loans as of June 30, 2021 and December 31, 2020:

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2021	100,922	499,537	488,495	1,088,954	16,327,018	4,277,136	924,873	21,529,027	22,617,981
Changes in Gross Assets
- Net transfer stage 1	—	—	—	—	579,715	(573,869)	(5,846)	—	—
- Net transfer stage 2	—	(11,126)	11,126	—	(844,391)	903,704	(59,313)	—	—
- Net transfer stage 3	—	(1,927)	1,927	—	(34,725)	(119,377)	154,102	—	—
- Increases due to change in credit risk	—	—	—	—	—	—	—	—	—
- Decreases due to change in credit risk	—	—	—	—	—	—	—	—	—
- Charge-offs	—	—	(499)	(499)	(2,156)	(18,032)	(119,238)	(139,426)	(139,925)
- Changes due to modifications that did not result in derecognition	—	(727)	2,602	1,875	(171,420)	(22,719)	3,837	(190,302)	(188,427)
New financial assets originated or purchased	4,704	39,822	1,434	45,960	6,780,677	789,483	47,682	7,617,842	7,663,802
Financial assets that have been derecognized	(67,355)	(16,337)	(1,908)	(85,600)	(5,410,008)	(1,205,525)	(126,997)	(6,742,530)	(6,828,130)
Net transfer (from) to group and individually assessed	3,510	(42,345)	(42,986)	(81,821)	(3,510)	42,345	42,986	81,821	—
Foreign exchange and other movements	—	(7,398)	(16,520)	(23,918)	(184,315)	(42,605)	3,606	(223,314)	(247,232)
Ending balances as of June 30, 2021	41,781	459,499	443,671	944,951	17,036,885	4,030,541	865,692	21,933,118	22,878,069

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2020	20,807	321,488	268,211	610,506	18,691,115	2,864,199	968,994	22,524,308	23,134,814
Changes in Gross Assets
- Net transfer stage 1	—	—	—	—	627,546	(601,963)	(25,583)	—	—
- Net transfer stage 2	(7,573)	7,573	—	—	(1,791,800)	1,876,532	(84,732)	—	—
- Net transfer stage 3	(5,410)	(84,512)	89,922	—	(69,979)	(153,174)	223,153	—	—
- Increases due to change in credit risk	—	—	—	—	—	—	—	—	—
- Decreases due to change in credit risk	—	—	—	—	—	—	—	—	—
- Charge-offs	—	—	(198)	(198)	(15,705)	(38,228)	(261,634)	(315,567)	(315,765)
- Changes due to modifications that did not result in derecognition	—	(1,810)	(1,279)	(3,089)	(235,650)	(25,330)	(1,908)	(262,888)	(265,977)
New financial assets originated or purchased	32,170	80,355	122,624	235,149	6,798,612	1,474,294	408,576	8,681,482	8,916,631
Financial assets that have been derecognized	(13,399)	(73,546)	(104,964)	(191,909)	(7,224,940)	(837,836)	(195,902)	(8,258,678)	(8,450,587)
Net transfer (from) to group and individually assessed	49,231	170,722	152,019	371,972	(49,231)	(170,722)	(152,019)	(371,972)	—
Foreign exchange and other movements	25,096	79,267	(37,840)	66,523	(402,950)	(110,636)	45,928	(467,658)	(401,135)
Ending balances as of December 31, 2020	100,922	499,537	488,495	1,088,954	16,327,018	4,277,136	924,873	21,529,027	22,617,981

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-26

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 5 - Loans and Accounts Receivable from Customers, continued

The following table presents the movements for the Commercial loans portfolio disaggregated by individually and group assessed loans for the period ended June 30, 2021:

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2021	100,922	499,537	488,495	1,088,954	10,427,978	2,564,516	727,351	13,719,845	14,808,799
Changes in gross assets
- Net transfer stage 1	—	—	—	—	197,566	(196,331)	(1,235)	—	—
- Net transfer stage 2	—	(11,126)	11,126	—	(393,788)	421,591	(27,803)	—	—
- Net transfer stage 3	—	(1,927)	1,927	—	(19,392)	(69,611)	89,003	—	—
- Charge-offs	—	—	(499)	(499)	(34)	(102)	(60,920)	(61,056)	(61,555)
- Changes due to modifications that did not result in derecognition	—	(727)	2,602	1,875	(118,577)	(4,910)	3,093	(120,394)	(118,519)
New financial assets originated or purchased	4,704	39,822	1,434	45,960	4,693,301	426,540	2,349	5,122,190	5,168,150
Financial assets that have been derecognized	(67,355)	(16,337)	(1,908)	(85,600)	(3,957,353)	(762,712)	(84,327)	(4,804,392)	(4,889,992)
Net transfer (from) to group and individually assessed	3,510	(42,345)	(42,986)	(81,821)	(3,510)	42,345	42,986	81,821	—
Foreign exchange and other movements	—	(7,398)	(16,520)	(23,918)	(121,124)	(20,500)	5,411	(136,213)	(160,131)
Ending balances as of June 30, 2021	41,781	459,499	443,671	944,951	10,705,067	2,400,826	695,908	13,801,801	14,746,752

The following table presents the movements for the Commercial loans portfolio disaggregated by individually and group assessed loans for the year ended December 31, 2020:

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals

Opening balances as of January 1, 2020	20,807	321,488	268,211	610,506	12,445,411	1,725,817	678,810	14,850,038	15,460,544
Changes in gross assets
- Net transfer stage 1	—	—	—	—	196,395	(188,266)	(8,129)	—	—
- Net transfer stage 2	(7,573)	7,573	—	—	(829,499)	848,497	(18,998)	—	—
- Net transfer stage 3	(5,410)	(84,512)	89,922	—	(37,142)	(95,739)	132,881	—	—
- Charge-offs	—	—	(198)	(198)	(443)	(2,370)	(165,651)	(168,464)	(168,662)
- Changes due to modifications that did not result in derecognition	—	(1,810)	(1,279)	(3,089)	(156,731)	(11,529)	(2,906)	(171,166)	(174,255)
New financial assets originated or purchased	32,170	80,355	122,624	235,149	5,000,040	1,070,353	357,615	6,428,008	6,663,157
Financial assets that have been derecognized	(13,399)	(73,546)	(104,964)	(191,909)	(5,865,418)	(508,072)	(143,255)	(6,516,745)	(6,708,654)
Net transfer (from) to group and individually assessed	49,231	170,722	152,019	371,972	(49,231)	(170,722)	(152,019)	(371,972)	—
Foreign exchange and other movements	25,096	79,267	(37,840)	66,523	(275,404)	(103,453)	49,003	(329,854)	(263,331)
Ending balances as of December 31, 2020	100,922	499,537	488,495	1,088,954	10,427,978	2,564,516	727,351	13,719,845	14,808,799

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-27

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 5 - Loans and Accounts Receivable from Customers, continued

The following table presents the movements of the Mortgage loans portfolio for the period ended June 30, 2021:

	Group assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals

Opening balances as of January 1, 2021	4,166,515	1,025,921	124,317	5,316,753
Changes in gross assets
- Net transfer stage 1	198,745	(198,394)	(351)	—
- Net transfer stage 2	(246,234)	264,703	(18,469)	—
- Net transfer stage 3	(2,077)	(16,173)	18,250	—
- Charge-offs	(1)	(66)	(6,461)	(6,528)
- Changes due to modifications that did not result in derecognition	(19,396)	(8,062)	311	(27,147)
New financial assets originated or purchased	1,388,545	253,176	25,438	1,667,159
Financial assets that have been derecognized	(945,543)	(277,136)	(35,508)	(1,258,187)
Foreign exchange and other movements	(27,406)	(10,210)	(998)	(38,614)
Ending balances as of June 30, 2021	4,513,148	1,033,759	106,529	5,653,436

The following table presents the movements of the Mortgage loans portfolio for the year ended December 31, 2020:

	Group assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals

Opening balances as of January 1, 2020	4,043,765	656,010	176,266	4,876,041
Changes in gross assets
- Net transfer stage 1	265,412	(259,632)	(5,780)	—
- Net transfer stage 2	(613,181)	669,912	(56,731)	—
- Net transfer stage 3	(7,706)	(36,114)	43,820	—
- Charge-offs	—	(63)	(12,428)	(12,491)
- Changes due to modifications that did not result in derecognition	(27,511)	(6,693)	612	(33,592)
New financial assets originated or purchased	971,616	76,558	2,117
Financial assets that have been derecognized	(411,059)	(71,328)	(22,524)	(504,911)
Foreign exchange and other movements	(54,821)	(2,729)	(1,035)	(58,585)
Ending balances as of December 31, 2020	4,166,515	1,025,921	124,317	5,316,753

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-28

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 5 - Loans and Accounts Receivable from Customers, continued

The following table presents the movements of the Consumer loans portfolio for the period ended June 30, 2021:

	Group assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals

Opening balances as of January 1, 2021	1,732,525	686,699	73,205	2,492,429
Changes in gross assets
- Net transfer stage 1	183,404	(179,144)	(4,260)	—
- Net transfer stage 2	(204,369)	217,410	(13,041)	—
- Net transfer stage 3	(13,256)	(33,593)	46,849	—
- Charge-offs	(2,121)	(17,864)	(51,857)	(71,842)
- Changes due to modifications that did not result in derecognition	(33,447)	(9,747)	433	(42,761)
New financial assets originated or purchased	698,831	109,767	19,895	828,493
Financial assets that have been derecognized	(507,112)	(165,677)	(7,162)	(679,951)
Foreign exchange and other movements	(35,785)	(11,895)	(807)	(48,487)
Ending balances as of June 30, 2021	1,818,670	595,956	63,255	2,477,881

The following table presents the movements of the Consumer loans portfolio for the year ended December 31, 2020:

	Group assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals

Opening balances as of January 1, 2020	2,201,939	482,372	113,918	2,798,229
Changes in gross assets
- Net transfer stage 1	165,739	(154,065)	(11,674)	—
- Net transfer stage 2	(349,120)	358,123	(9,003)	—
- Net transfer stage 3	(25,131)	(21,321)	46,452	—
- Charge-offs	(15,262)	(35,795)	(83,555)	(134,612)
- Changes due to modifications that did not result in derecognition	(51,408)	(7,108)	386	(58,130)
New financial assets originated or purchased	826,956	327,383	48,844	1,203,183
Financial assets that have been derecognized	(948,463)	(258,436)	(30,123)	(1,237,022)
Foreign exchange and other movements	(72,725)	(4,454)	(2,040)	(79,219)
Ending balances as of December 31, 2020	1,732,525	686,699	73,205	2,492,429

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-29

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 5 - Loans and Accounts Receivable from Customers, continued

b)	Allowances for loans losses

Credit risk

Credit risk is the risk that a customer or counterparty will default on its contractual obligations resulting in financial loss to the Bank. The Bank’s main income generating activity is lending to customers and therefore credit risk is a principal risk. Credit risk mainly arises from loans and advances to customers and other Banks (including related commitments to lend such as loan or credit card facilities), investments in debt securities and derivatives that are an asset position. The Bank considers all elements of credit risk exposure such as counterparty default risk, geographical risk and sector risk for risk management purposes.

Credit risk management

The Bank’s credit committee is responsible for managing the Bank’s credit risk by:

●	Ensuring that the Bank has appropriate credit risk practices, including an effective system of internal control, to consistently determine adequate allowances in accordance with the Bank’s stated policies and procedures, IFRS and relevant supervisory guidance.
●	Identifying, assessing and measuring credit risk across the Bank, from an individual instrument to a portfolio level.
●	Creating credit policies to protect the Bank against the identified risks including the requirements to obtain collateral from borrowers, to perform robust ongoing credit assessment of borrowers and to continually monitor exposures against internal risk limits.
●	Limiting concentrations of exposure by type of asset, counterparties, industry, credit rating, geographic location etc.
●	Establishing a robust control framework regarding the authorization structure for the approval and renewal of credit facilities.
●	Developing and maintaining the Bank’s risk grading to categorize exposures according to the degree of risk of default. Risk rating are subject to regular reviews.
●	Developing and maintaining the Bank’s processes for measuring ECL including monitoring of credit risk, incorporation of forward looking information and the method used to measure ECL.
●	Ensuring that the Bank has policies and procedures in place to appropriately maintain and validate models used to assess and measure ECL.
●	Establishing a sound credit risk accounting assessment and measurement process that provides it with a strong basis for common systems, tools and data to assess credit risk and to account for ECL. Providing advice, guidance and specialist skills to business units to promote best practice throughout the Bank in the management of credit risk.

The internal audit function performs regular audits making sure that the established controls and procedures are adequately designed and implemented.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-30

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 5 - Loans and Accounts Receivable from Customers, continued

Significant increase in credit risk

The Bank analyzes all data collected using statistical models and estimates the remaining lifetime PD of exposures and how these are expected to change over time. The factors taken into account in this process include macro-economic data such as GDP growth, unemployment, benchmark interest rates and house prices. The Bank generates a ‘base case’ scenario of the future direction of relevant economic variables as well as a representative range of other possible forecast scenarios. The Bank then uses these forecasts, which are probability-weighted, to adjust its estimates of PDs.

Under the Bank’s monitoring procedures a significant increase in credit risk is identified before the exposure has defaulted, and at the latest when the exposure becomes 30 days past due, unless the Bank has reasonable and supportable information that demonstrates otherwise.

As of December 31, 2020 and considering the current pandemic situation, the IASB required special attention to the assets of the impairment reflected in the ECL calculation and the SICR triggers, taking in account not only the current conditions and forecast of the economic factors, but also the Government support measures. As part of our permanent monitoring process to properly reflect expected credit losses some improvements have been implemented during 2020, mainly related to SICR which now is calculated for each category of loans and SICR related to Covid-19 relief measures for our clients.

The Bank uses different criteria to determine whether credit risk has increased significantly per portfolio of assets. The criteria used are both quantitative changes in PDs as well as qualitative. The table below summarizes per type of asset the range above which an increase in lifetime PD is determined to be significant, as well as some indicative qualitative indicators assessed.

Criteria used for Chile

Type of portfolio	Debtor category	Stages	Days of arrears to the end of the month
	A1, A2, A3	Stage 1	Up to 29 days
	A4	Stage 1	Up to 29 days
Corporate	A5 (*), A6	Stage 1	Up to 29 days
	B1, B2, B3	Stage 2	From 30 to 89 days
	B4, C1, C2, C3, C4, C5, C6	Stage 3	90 days or more

(*) Loans originated in A5 are considered Stage 1 at inception. Loans that were originated in a higher category and subsequently downgraded to A5 are considered Stage 2.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-31

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 5 - Loans and Accounts Receivable from Customers, continued

Days of arrears to the end of the month,
probability of default (PD) and
Type of portfolio	Portfolio	Stages	qualitative considerations
		Stage 1	Up to 29 days
	CAE	Stage 2

From 30 to 89 days or (difference Referential Life Time PD >=1.61 and difference PD Life Time at origination >= 0.13) combinated with a client with a extension and (with a minimun payment or a debt increase in 25%)

		Stage 3	90 days or more
		Stage 1	Up to 29 days
	Condell / Restructured Condell	Stage 2 (Condell)	From 30 to 89 days or (difference Referential Life Time PD >=1.59 and difference PD Life Time at origination >= 0.04) combinated with a client with a extension and (with a protest or a debt increase)
		Stage 2 (Restructured Condell)	From 30 to 89 days or (difference Referential Life Time PD >=1.47 and difference PD Life Time at origination >= 0.08) combinated with a client with a extension and (with a protest or a debt increase)
		Stage 3	90 days or more
		Stage 1	Up to 29 days
	Commercial/ Rotative Commercial	Stage 2 (Commercial)

From 30 to 89 days or (difference Referential Life Time PD >=1.71 and difference PD Life Time at origination >= 0.11) combinated with a client with a extension and (with a minimun payment or a debt increase in 25%)

Group		Stage 2 (Rotative Commercial)

From 30 to 89 days or (difference Referential Life Time PD >=2.25 and difference PD Life Time at origination >= 0.07) combinated with a client with a extension and (with a minimun payment or a debt increase in 25%)

		Stage 3	90 days or more
		Stage 1	Up to 29 days
Stage 2 (Consumer)

From 30 to 89 days or (difference Referential Life Time PD >=2.08 and difference PD Life Time at origination >= 0.08) combinated with a client with a extension and (with a minimun payment or a debt increase in 25%)

	Consumer/ Renegotiated Consumer/ Rotative Consumer	Stage 2 (Renegotiated Consumer)

From 30 to 89 days or (difference Referential Life Time PD >=1.79 and difference PD Life Time at origination >= 0.20) combinated with a client with a extension and (with a minimun payment or a debt increase in 25%)

Stage 2 (Rotative Consumer)

From 30 to 89 days or (difference Referential Life Time PD >=2.46 and difference PD Life Time at origination >= 0.08) combinated with a client with a extension and (with a minimun payment or a debt increase in 25%)

		Stage 3	90 days or more
		Stage 1	Up to 29 days
	Mortgage	Stage 2

From 30 to 89 days or (difference Referential Life Time PD >=2.41 and difference PD Life Time at origination >= 0.20) combinated with a client with a extension and (with a minimun payment or a debt increase in 25%)

		Stage 3	90 days or more

The quantitative criteria is used to identify where an exposure has increased in credit risk and it is applied based on whether an increase in the lifetime PD since the recognition date exceeds the threshold set in absolute and relative terms. The following formulas are used to determine such thresholds:

Relative comparison formula

Threshold = Lifetime PD (at reporting date)   -   1

Lifetime PD (at origination)

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-32

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 5 - Loans and Accounts Receivable from Customers, continued

Absolute comparison formula

Threshold = Lifetime PD (at reporting date) – Lifetime PD (at origination)

Criteria used for Colombia

	% of absolute increase in	% of relative increase	Qualitative
	lifetime PD	in lifetime PD	indicators assessed
Corporate portfolio			Debt restructuring and increase in credit risk of other financial instruments
Without information	69.09%	2,558.55%
Small company	17.51%	2,027.22%
Small company	20.08%	1,156.16%
Medium company	4.92%	1,181.62%
Medium company	9.46%	81.69%
Large company	5.97%	738.75%
Low default	1.61%	149.62%
Low default (Government and Financial)	0.4%	621.57%
Group portfolio			Increase in credit risk of other financial instruments
Leasing	50.56%	236.20%
Payroll deductible loan	53.44%	424.01%
Revolving line of credit	40.95%	221.72%
Overdraft limit	55.32%	2.29%
Credit card	23.83%	42.33%
Mortgage loan	2.61%	137.24%
Personal debt restructuring	41.69%	879.62%
Other loans	58.26%	286.72%

Loan commitments are assessed along with the category of loan the Bank is committed to provide, i.e. commitments to provide mortgages are assessed using similar criteria to mortgage loans, while commitments to provide a corporate loan are assessed using similar criteria to corporate loans.

The Bank has monitoring procedures in placfe to make sure that the criteria used to identify significant increases in credit are effective, meaning that significant increase in credit risk is identified before the exposure is defaulted or when the asset becomes 30 days past due. The Bank performs periodic back-testing of its ratings to consider whether the drivers of credit risk that led to default were accurately reflected in the rating in a timely manner.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-33

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 5 - Loans and Accounts Receivable from Customers, continued

Incorporation of forward-looking information

The Bank uses forward-looking information that is available without undue cost or effort in its assessment of significant increase of credit risk as well as in its measurement of ECL. The Bank employs experts who use external and internal information to generate a ‘base case’ scenario of future forecast of relevant economic variables along with a representative range of other possible forecast scenarios. The external information used includes economic data and forecasts published by governmental bodies and monetary authorities.

The Bank applies probabilities to the forecast scenarios identified. The base case scenario is the single most-likely outcome and consists of information used by the Bank for strategic planning and budgeting. The Bank has identified and documented key drivers of credit risk and credit losses for each portfolio of financial instruments and, using a statistical analysis of historical data, has estimated relationships between macro-economic variables and credit risk and credit losses.

The Bank has not made changes in the estimation techniques or significant assumptions made during the reporting period.

During the six-month period ended 30 June 2021, there have been no significant changes in the estimates made at the end of 2020, as disclosed in our financial statements issued as of December 31, 2020.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-34

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 5 - Loans and Accounts Receivable from Customers, continued

Movements in allowances for loan losses during the six month period ended June 30, 2021 and for the year ended on December 31, 2020, are as follows:

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Allowances of the loan portfolio
Opening balances as of January 1, 2021	(46)	(66,280)	(255,118)	(321,444)	(165,461)	(280,410)	(274,558)	(720,429)	(1,041,873)
Changes in the allowances									—
- Net transfer stage 1	—	—	—	—	(41,128)	38,513	2,615	—	—
- Net transfer stage 2	—	—	—	—	19,172	(33,958)	14,786	—	—
- Net transfer stage 3	—	5,699	(5,699)	—	2,236	24,079	(26,315)	—	—
- Increases due to change in credit risk	(608)	(6,296)	(2,259)	(9,163)	(11,685)	(54,539)	(64,100)	(130,324)	(139,487)
- Decreases due to change in credit risk	—	501	3,395	3,896	56,425	36,873	8,008	101,306	105,202
- Charge-offs	—	—	499	499	456	7,020	79,664	87,140	87,639
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—	—
New financial assets originated or purchased	(16)	(4,199)	(125)	(4,340)	(47,974)	(51,501)	(18,525)	(118,000)	(122,340)
Financial assets that have been derecognized	2	3,604	1,039	4,645	31,487	61,695	133,589	226,771	231,416
Net transfer (from) group to individually assessed	(284)	6,139	107,017	112,872	284	(6,139)	(107,017)	(112,872)	—
Foreign exchange and other movements	—	2,498	12,052	14,550	4,805	3,960	(4,809)	3,956	18,506
Ending balances as of June 30, 2021	(952)	(58,334)	(139,199)	(198,485)	(151,383)	(254,407)	(256,662)	(662,452)	(860,937)

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Loan portfolio
Opening balances as of January 1, 2020	—	(42,000)	(151,135)	(193,135)	(145,415)	(260,297)	(281,270)	(686,982)	(880,117)
Changes in the allowances
- Net transfer stage 1	—	—	—	—	(49,315)	39,672	9,643	—	—
- Net transfer stage 2	82	(82)	—	—	19,402	(36,007)	16,605	—	—
- Net transfer stage 3	63	9,055	(9,118)	—	2,280	28,404	(30,684)	—	—
- Increases due to change in credit risk		(8,381)	(43,940)	(52,321)	(28,719)	(64,496)	(138,605)	(231,820)	(284,141)
- Decreases due to change in credit risk		4,761	2,088	6,849	59,996	37,255	8,515	105,766	112,615
- Charge-offs	—	—	198	198	1,390	14,707	158,261	174,358	174,556
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	789	789	789
New financial assets originated or purchased	(46)	(12,567)	(104,044)	(116,657)	(80,071)	(118,827)	(99,210)	(298,108)	(414,765)
Financial assets that have been derecognized	500	4,873	61,022	66,395	50,438	68,536	59,044	178,018	244,413
Net transfer (from) group to individually assessed	—	3,009	(46,698)	(43,689)	—	(3,009)	46,698	43,689	—
Foreign exchange and other movements	(645)	(24,948)	36,509	10,916	4,553	13,652	(24,344)	(6,139)	4,777
Ending balances as of December 31, 2020	(46)	(66,280)	(255,118)	(321,444)	(165,461)	(280,410)	(274,558)	(720,429)	(1,041,873)

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-35

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 5 - Loans and Accounts Receivable from Customers, continued

The following analysis details the movement on allowances by type of portfolio (commercial, mortgage and consumer) for the six month period ended June 30, 2021 and for the year ended on December 31, 2020, as follow:

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
Commercial	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2021	(46)	(66,280)	(255,118)	(321,444)	(88,080)	(126,543)	(211,550)	(426,173)	(747,617)
Changes in the allowances									-
- Net transfer to stage 1	—	—	—	—	(10,515)	10,247	268	—	—
- Net transfer to stage 2	—	—	—	—	7,156	(12,874)	5,718	—	—
- Net transfer to stage 3	—	5,699	(5,699)	—	703	10,004	(10,707)	—	—
- Increases due to change in credit risk	(608)	(6,296)	(2,259)	(9,163)	(3,869)	(21,114)	(36,080)	(61,063)	(70,226)
- Decreases due to change in credit risk	—	501	3,395	3,896	22,859	15,259	6,653	44,771	48,667
- Charge-offs	—	—	499	499	1	10	35,233	35,244	35,743
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—	—
New financial assets originated or purchased	(16)	(4,199)	(125)	(4,340)	(24,514)	(26,720)	(3,254)	(54,488)	(58,828)
Financial assets that have been derecognized	2	3,604	1,039	4,645	19,781	33,231	125,214	178,226	182,871
Net transfer (from) to group and individually assessed	(284)	6,139	107,017	112,872	284	(6,139)	(107,017)	(112,872)	—
Foreign exchange and other movements	—	2,498	12,052	14,550	3,103	1,167	(5,935)	(1,665)	12,885
Ending balances as of June 30, 2021	(952)	(58,334)	(139,199)	(198,485)	(73,091)	(123,472)	(201,457)	(398,020)	(596,505)

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
Commercial	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2020	—	(42,000)	(151,135)	(193,135)	(73,036)	(109,671)	(169,357)	(352,064)	(545,199)
Changes in the allowances
- Net transfer stage 1	—	—	—	—	(10,902)	9,080	1,822	—	—
- Net transfer stage 2	82	(82)	—	—	6,731	(10,831)	4,100	—	—
- Net transfer stage 3	63	9,055	(9,118)	—	797	15,934	(16,731)	—	—
- Increases due to change in credit risk		(8,381)	(43,940)	(52,321)	(18,554)	(33,761)	(102,904)	(155,219)	(207,540)
- Decreases due to change in credit risk		4,761	2,088	6,849	18,779	12,941	4,913	36,633	43,482
- Charge-offs	—	—	198	198	72	305	86,507	86,884	87,082
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	(869)	(869)	(869)
New financial assets originated or purchased	(46)	(12,567)	(104,044)	(116,657)	(43,530)	(57,865)	(73,813)	(175,208)	(291,865)
Financial assets that have been derecognized	500	4,873	61,022	66,395	30,039	27,096	38,989	96,124	162,519
Net transfer (from) group to individually assessed	—	3,009	(46,698)	(43,689)	—	(3,009)	46,698	43,689	—
Foreign exchange and other movements	(645)	(24,948)	36,509	10,916	1,524	23,238	(30,905)	(6,143)	4,773
Ending balances as of December 31, 2020	(46)	(66,280)	(255,118)	(321,444)	(88,080)	(126,543)	(211,550)	(426,173)	(747,617)

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-36

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 5 - Loans and Accounts Receivable from Customers, continued

	Group assessed
	Stage 1	Stage 2	Stage 3
Mortgage	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2021	(10,732)	(48,514)	(14,219)	(73,465)	(73,465)
Changes in the allowances
- Net transfer stage 1	(4,969)	4,911	58	—	—
- Net transfer stage 2	1,348	(3,394)	2,046	—	—
- Net transfer stage 3	24	2,364	(2,388)	—	—
- Increases due to change in credit risk	(911)	(7,739)	(1,147)	(9,797)	(9,797)
- Decreases due to change in credit risk	5,290	5,196	1,044	11,530	11,530
- Charge-offs	—	8	1,530	1,538	1,538
- Changes due to modifications that did not result in derecognition	—	—	—	—	—
New financial assets originated or purchased	(2,963)	(11,708)	(2,782)	(17,453)	(17,453)
Financial assets that have been derecognized	2,098	13,028	3,388	18,514	18,514
Changes in models/risk parameters	—	—	—	—	—
Foreign exchange and other movements	217	401	323	941	941
Ending balances as of June 30, 2021	(10,598)	(45,447)	(12,147)	(68,192)	(68,192)

	Group assessed
	Stage 1	Stage 2	Stage 3
Mortgage	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2020	(5,680)	(49,072)	(23,749)	(78,501)	(78,501)
Changes in the allowances
- Net transfer stage 1	(8,391)	7,706	685	—	—
- Net transfer stage 2	1,243	(8,157)	6,914	—	—
- Net transfer stage 3	29	3,576	(3,605)	—	—
- Increases due to change in credit risk	(3,313)	(8,190)	(3,238)	(14,741)	(14,741)
- Decreases due to change in credit risk	6,499	4,572	2,870	13,941	13,941
- Charge-offs	—	9	2,700	2,709	2,709
- Changes due to modifications that did not result in derecognition	—	—	1,344	1,344	1,344
New financial assets originated or purchased	(2,010)	(1,626)	5,948	2,312	2,312
Financial assets that have been derecognized	557	2,561	2,198	5,316	5,316
Foreign exchange and other movements	334	107	(6,286)	(5,845)	(5,845)
				—	—
Ending balances as of December 31, 2020	(10,732)	(48,514)	(14,219)	(73,465)	(73,465)

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-37

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 5 - Loans and Accounts Receivable from Customers, continued

	Group assessed
	Stage 1	Stage 2	Stage 3
Consumer	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2021	(66,649)	(105,353)	(48,789)	(220,791)	(220,791)
Changes in the allowances
- Net transfer stage 1	(25,644)	23,355	2,289	—	—
- Net transfer stage 2	10,668	(17,690)	7,022	—	—
- Net transfer stage 3	1,509	11,711	(13,220)	—	—
- Increases due to change in credit risk	(6,905)	(25,686)	(26,873)	(59,464)	(59,464)
- Decreases due to change in credit risk	28,276	16,418	311	45,005	45,005
- Charge-offs	455	7,002	42,901	50,358	50,358
- Changes due to modifications that did not result in derecognition	—	—	—	—	—
New financial assets originated or purchased	(20,497)	(13,073)	(12,489)	(46,059)	(46,059)
Financial assets that have been derecognized	9,608	15,436	4,987	30,031	30,031
	—	—	—
Foreign exchange and other movements	1485	2392	803	4,680	4,680
Ending balances as of June 30, 2021	(67,694)	(85,488)	(43,058)	(196,240)	(196,240)

	Group assessed
	Stage 1	Stage 2	Stage 3
Consumer	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2020	(66,692)	(113,507)	(76,218)	(256,417)	(256,417)
Changes in the allowances
- Net transfer stage 1	(30,022)	22,886	7,136	—	—
- Net transfer stage 2	11,428	(17,019)	5,591	—	—
- Net transfer stage 3	1,454	8,894	(10,348)	—	—
- Increases due to change in credit risk	(6,852)	(22,545)	(32,463)	(61,860)	(61,860)
- Decreases due to change in credit risk	34,718	19,742	732	55,192	55,192
- Charge-offs	1,318	14,393	69,054	84,765	84,765
- Changes due to modifications that did not result in derecognition	—	—	314	314	314
New financial assets originated or purchased	(34,531)	(59,336)	(31,345)	(125,212)	(125,212)
Financial assets that have been derecognized	19,842	38,879	17,857	76,578	76,578
Foreign exchange and other movements	2,688	2,260	901	5,849	5,849
Ending balances as of December 31, 2020	(66,649)	(105,353)	(48,789)	(220,791)	(220,791)

c)	Portfolio sales

During the six-month period ended 30, 2021, the Bank sold part of its current and written-off loan portfolios, recognizing a profit of Ch$1,939 million and Ch$3,290 million, respectively. During the period ended on June 30, 2020, no sales of this type were performed.

Additionally, during the six month period ended June 30, 2021, the Bank sold part of its Government guaranteed students loan portfolio (Law No. 20,027) which generated a loss, net of provisions for loan losses, of Ch$57 million (a loss of Ch$458 million as of June 31, 2020). The provisions for loan losses of the sold portfolio amount to Ch$444 million.

These effects are included in "Net income (expense) from financial operations" in the Condensed Consolidated Statement of Income for the period (see Note 14).

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-38

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 6 – Investment instruments

a)	Investment instruments at fair value through other comprehensive income and at amortized cost

As of June 30, 2021 and December 31, 2020, the detail of financial instruments measured at FVOCI and at amortized cost is as follows:

	As of June 30, 2021			As of December 31, 2020
	At FVOCI	At amortized cost	Totals	At FVOCI	At amortized cost	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments	3,903,774	173,227	4,077,001	3,960,104	111,542	4,071,646
Equity instruments	10,424	—	10,424	10,795	—	10,795
Totals	3,914,198	173,227	4,087,425	3,970,899	111,542	4,082,441

b)	Debt instruments at fair value through other comprehensive income and at amortized cost

As of June 30,2021 and December 31, 2020, the detail of financial instruments measured at FVOCI and at amortized cost is as follows:

	As of June 30, 2021			As of December 31, 2020
	At FVOCI	At amortized cost	Totals	At FVOCI	At amortized cost	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	1,493,570	—	1,493,570	1,170,841	—	1,170,841
Chilean Treasury bonds	1,638,745	—	1,638,745	1,783,765	—	1,783,765
Other goverment securities	116,507	—	116,507	101,573	—	101,573
Other local institutions financial instruments
Time deposits in local banks	8,908	—	8,908	14,856	—	14,856
Mortgage finance bonds	24	—	24	30	—	30
Chilean financial institutions bonds	115,012	—	115,012	277,163	—	277,163
Other local financial investments	19,105	—	19,105	—	—	—
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	334,591	—	334,591	217,185	—	217,185
Other foreign financial instruments	177,312	173,227	350,539	394,691	111,542	506,233
Investments not quoted in active markets			—			—
Corporate bonds	—	—	—	—	—	—
Totals	3,903,774	173,227	4,077,001	3,960,104	111,542	4,071,646

As of June 30, 2021 this total includes MCh$1,178,771, included in “Cash and cash equivalents” which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

As of June 30, 2021, the portfolio at FVTOCI includes an unrealized loss of MCh$83,917, presented in Equity as valuation accounts, distributed among a loss of MCh$86,298 attributable to equity holders and a gain of MCh$2,381 attributable to non-controlling interest.

As of June 30, 2021, the portfolio of financial instruments at FVTOCI includes financial instruments for an amount of Ch$837,869 million (Ch$319,213 million as of December 31,2020) pledged as collateral to the Central Bank of Chile (BCCh) in order to access the new Conditional Funding Facility (FCIC). This program was implemented by the BCCh as a measure to support liquidity and credit access as a response to the financial needs generated by the Covid-19 pandemic. Further disclosures on FCIC are included in Note 9.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-39

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 6 – Investment instruments, continued

c)	Impairment of debt instruments at fair value through other comprehensive income and at amortized cost

As of June, 2021 and December 31, 2020, the portfolios of debt securities classified as investment instruments at fair value through other comprehensive income includes impairment movements as summarized below:

Financial instruments at FVOCI
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2021	(911)	—	—	(911)
Changes in the allowances
- Net transfer stage 1	—	—	—	—
- Net transfer stage 2	—	—	—	—
- Net transfer stage 3	—	—	—	—
- Increases due to change in credit risk	—	—	—	—
- Decreases due to change in credit risk	658	—	—	658
- Charge-Offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	—	—	—	—
Financial assets that have been derecognized	—	—	—	—
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	—	—	—	—
Ending balances as of June 30, 2021	(253)	—	—	(253)

	Financial instruments at FVOCI
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2020	(2,310)	—	—	(2,310)
Changes in the allowances
- Net transfer stage 1	—	—	—	—
- Net transfer stage 2	—	—	—	—
- Net transfer stage 3	—	—	—	—
- Increases due to change in credit risk	(210)	—	—	(210)
- Decreases due to change in credit risk	1,127	—	—	1,127
- Charge-Offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	(40)	—	—	(40)
Financial assets that have been derecognized	522	—	—	522
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	—	—	—	—
Ending balances as of December 31, 2020	(911)	—	—	(911)

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-40

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 6 – Investment instruments, continued

As of June, 2021 and December 31, 2020 the portfolios of investment instruments at amortized cost includes impairment movements as summarized below:

Financial instruments at Amortized cost
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2021	(101)	—	—	(101)
Changes in the allowances
- Net transfer stage 1	—	—	—	—
- Net transfer stage 2	—	—	—	—
- Net transfer stage 3	—	—	—	—
- Increases due to change in credit risk	(6)	—	—	(6)
- Decreases due to change in credit risk	102	—	—	102
- Charge-offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	—	—	—	—
Financial assets that have been derecognized	—	—	—	—
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	—	—	—	—
Ending balances as of June 30, 2021	(5)	—	—	(5)

Financial instruments at Amortized cost
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2020	(24)	—	—	(24)
Changes in the allowances
- Net transfer stage 1	—	—	—	—
- Net transfer stage 2	—	—	—	—
- Net transfer stage 3	—	—	—	—
- Increases due to change in credit risk	—	—	—	—
- Decreases due to change in credit risk	—	—	—	—
- Charge-offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	(86)	—	—	(86)
Financial assets that have been derecognized	9	—	—	9
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	—	—	—	—
Ending balances as of December 31, 2020	(101)	—	—	(101)

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-41

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 6 – Investment instruments, continued

d)	Unrealized gains and losses of the portfolio at FVTOCI

Unrealized gains and losses of the FVTOCI portfolio as of as of June, 2021 and December 31, 2020 are detailed as follows:

	As of June 30, 2021				As of December 31, 2020
	Acquisition	Unrealized		Fair	Acquisition	Unrealized		Fair
	cost	Gain	Losses	value	cost	Gain	Losses	value

Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	1,494,132	29	(591)	1,493,570	1,171,350	29	(538)	1,170,841
Chilean Treasury bonds	1,729,487	164	(90,906)	1,638,745	1,781,626	8,989	(6,850)	1,783,765
Other government securities	114,329	2,400	(222)	116,507	96,924	4,409	240	101,573
Other local institutions financial instruments
Time deposits in local banks	8,885	23	—	8,908	14,622	252	(18)	14,856
Mortgage finance bonds	24	—	—	24	29	1	—	30
Chilean financial institutions bonds	115,412	662	(1,062)	115,012	273,028	4,135	—	277,163
Other local financial instruments	18,261	879	(35)	19,105	—	—	—	—
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	329,314	15,153	(9,876)	334,591	193,389	23,848	(52)	217,185
Other foreign financial instruments	177,855	582	(1,125)	177,312	391,058	3,724	(91)	394,691
Investments not quoted in active markets
Corporate bonds	—	—		—	—	—	—	—
Equity instruments
Unlisted securities	7,643	3,036	(255)	10,424	6,466	4,329	—	10,795
Totals	3,995,342	22,928	(104,072)	3,914,198	3,928,492	49,716	(7,309)	3,970,899

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-42

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 6 – Investment instruments, continued

e)	Equity instruments at fair value through other comprehensive income

As of June, 2021 and December 31, 2020 the portfolio of equity investment instruments at fair value through comprehensive income are detail as follows:

	2021	2020
Unlisted securities	MCh$	MCh$
Domestic entities
Stock Exchanges	4,068	4,616

Foreign entities
A.C.H Colombia	1,205	1,173
Redeban Multicolor S.A.	770	717
Cámara de Compensación Divisas de Colombia S.A. (*)	—	309
Cámara de Riesgo Central de Contraparte S.A. (*)	338	—
Bolsa de Valores de Colombia	969	969
Credibanco	3,072	2,990
Others	2	21
Totals	10,424	10,795

(*) During 2021 Cámara de Compensación Divisas de Colombia S.A. merged with Cámara de Riesgo Central de Contraparte S.A. where by the bank received a participation on Cámara de Riesgo Central de Contraparte S.A.as a result of the transaction..

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-43

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 6 – Investment instruments, continued

Amounts recognized in profit or loss

For the six-month periods ended June 30, 2021 and 2020, the following gains and losses were recognized in profit or loss:

	2021	2020
	MCh$	MCh$
Dividends from equity investments held at FVOCI recognized in profit or loss	1,338	1,185
Related to investments derecognized during the period	757	51,517
Related to investments held at the end of the reporting period	—	—
Totals	2,095	52,702

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-44

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 7 – Investments in Associates

In 2021, the Bank gained significant influence over Combanc S.A. and Imerc OTC S.A. Management concluded that, by the election of one of the Board members for each one on these entities, in addition to other factors, such as material transactions between the Bank and these entities, exchange of essential technical information with its investees, the Bank has the power to participate in the financial and operating policy decisions of these investees, but does not control them. Consequently, the equity method has been applied.

a)	As of June 30, 2021 and December 31, 2020, investments in associates are as follows:

		Investment			Investment
	Entity's share	Investment amount	Income	Entity's share	Investment amount	Income
	as of June 30,	as of June 30,	as of June 30,	as of December 31,	as of December 31,	as of December 31,
Entity	2021	2021	2021	2020	2020	2020
	%	MM$	MM$	%	MM$	MM$
Nexus S.A	14.8148%	1,580	301	14.8148%	1,278	(1,341)
Transbank S.A (*)	8.7188%	5,044	(1,698)	8.7188%	5,871	(1,453)
Combanc S.A.(**)	8.1848%	541	234	—	—	—
Imerc OTC S.A(**)	8.6624%	1,053	41	—	—	—
Totals		8,218	(1,122)		7,149	(2,794)

(*)  On April 22, 2021 the extraordinary shareholders meeting of Transbank S.A agreed to increase its capital in Ch$30,000 million. The Bank subscribed and paid 4,443,856 shares for an amount of Ch$872 million, with which it maintained its participation percentage.

(**)As of May 2021, these investment are recognized by the equity method.

b)	Summarized financial information of associates as of June 30, 2021 and December 31, 2020:

	As of June 30,				As of December 31,
	2021				2020
	Assets	Liabilities	Equity	Loss	Assets	Liabilities	Equity	Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Nexus S.A	19,695	9,066	8,404	2,225	19,210	10,585	17,676	(9,051)
Transbank S.A	1,140,290	1,085,897	74,836	(20,443)	1,006,137	938,800	84,007	(16,670)
Combanc S.A.	7,373	820	3,061	3,492	—	—	—	—
Imerc OTC S.A	30,156	18,140	12,238	(222)	—	—	—	—
Totals	1,197,514	1,113,923	98,539	(14,948)	1,025,347	949,385	101,683	(25,721)

c)	During the period ended June 30, 2021 and for the year ended December 31, 2020, the Bank received dividends from its associates, as detailed below:

	2021	2020
	MCh$	MCh$
Dividends received	1,338	1,185
Totals	1,338	1,185

d)	Investment in associates movements for the periods ended June 30, 2021 and the year ended on December 31,2020 are as follows:

	2021	2020
	MCh$	MCh$
Balances as of January 1,	7,149	9,605
Investment acquisition	—	338
Sale of investments	—	—
Initial application of the equity method (*)	1,319	—
Investment on Transbank (**)	872	—
Participation in income	(1,122)	(2,794)
Totals	8,218	7,149

(*)    As indicated in a) above “significant influence” was gained in 2021, thus the equity method was initially applied that year.

(**) Refer to capital increase on Transbank as detailed on section a) .

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-45

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 8 - Current Taxes and Deferred Taxes

a)	Effective tax rate reconciliation

The following table reconciles the statutory income tax rate to the effective rate applied to determine the Bank’s income tax expense for the six month period ended on June 30, 2021 and 2020.

The statutory tax rates of the countries where consolidated subsidiaries are located are:

	2021	2020
	Tax rates	Tax rates
Chile	27%	27%
Colombia	34%	36%
USA	24.1%	25.3%

	For the six months periods ended June, 2021
	2021		2020
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$
Amount calculated by using the statutory rates	27.00	57,096	27.00	(199,317)
Effect of rates Colombia subsidiary (**)	0.83	1,764	1.28	(9,441)
Equity price level restatement for tax purposes (***)	(9.68)	(20,471)	1.75	(12,883)
Exchange differences due to investments in USA	0.74	1,566	(0.13)	949
Effect of rates New York branch (**)	(0.24)	(505)	(0.00)	10
Exchange differences due to investments in Colombia (****)	3.85	8,134	(4.75)	35,075
Tax effect due to intangible assets impairment	—	—	(25.44)	187,825
Permanent and other differences (*)	0.30	(4,297)	(0.51)	3,789
Totals	22.80	43,287	(0.81)	6,007

(*) This item contains the effects due to changes in the observed US dollar exchange rate in the valuation of the investment in the New York branch for tax purposes and other effects.

(**) These items reflect differences in tax rates of other jurisdictions, based on the Bank's consolidated result

(***) During the six-month period ended June 30, 2021, the inflation indexation adjustments over the Tax Equity was equal to 2.3% (1.4% in 2020).

(****) For tax purposes, investment in Colombia is measured in US dollars. The devaluation (appreciation) of the Chilean peso against the US dollar generates income (expenses) for tax purposes without a corresponding effect on the accounting results. The value presented here represents the income tax expense (income) due to the effect of the exchange rate on investment in Colombia. As part of its exchange rate risk management policy, the Bank has managed this exposure through instruments available in the market to protect it financially against the tax effect generated by the variation in the exchange rate. The effect of these instruments (which offsets the tax effect presented here) is recognized in the Net exchange profit (loss) line of the Consolidated Statement of Income for the year

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-46

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 9 - Contingencies, Commitments, and Responsibilities

a)    Lawsuits and Legal Proceedings

Lawsuits against the Bank with provision

As of the date of issuance of these Condensed Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. Notwithstanding the above, provisions for MCh$159 and MCh$545 as of June, 2021 and December 31, 2020, respectively have been established in the Condensed Consolidated Financial Statements.

Other lawsuits against the Bank without provision

Other legal actions have been filed against the Bank and its subsidiaries involving transactions carried out in the ordinary course of business. The Bank’s maximum exposure for these lawsuits amounts to approximately MCh$25,362 as of June 30, 2021 and MCh$22,737 as of December 31, 2020. In Management’s opinion based on reports from the Legal Division as of June 30, 2021, considering the procedural status of these lawsuits, it is not possible at the moment to conclude whether they may result in significant losses not contemplated by the Bank in the Condensed Consolidated Financial Statements.

Itaú Corpbanca Colombia S.A.

The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings, them are related to banking transactions, and the remaining ones derive from the ownership of leased assets.

Such claims amount, in the aggregate, to MCh$34,709 as of June 30, 2021 (MCh$35,043 as of December, 2020). According to the evaluation of the expected results in each lawsuit the Bank has recorded a provision of MCh$96 as of June 30, 2020 (MCh$94 as of December 31, 2020).

b)    Commitments

Transaction Agreement

On January 29, 2014, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada ( both together “CorpGroup”), Itaú-Unibanco Holding S.A., Corpbanca, and Banco Itaú Chile, subscribed a contract called “Transaction Agreement”, in accordance to the contract, they agreed a strategic association of its operations in Chile and Colombia. This strategic association gave rise to the merger of Corpbanca and Banco Itaú Chile, which was renamed “Itaú Corpbanca” and took place on April 1, 2016

The Transaction Agreement (from January 2014 and its subsequent modifications) also contemplates that on January 28, 2022 Itaú Corpbanca will purchase from CorpGroup the 12.36% of shares in Itaú Corpbanca Colombia, equivalent to the participation that CorpGroup held (directly or through other entities) in said entity at the merger date, corresponding to 93,306,684 shares. The purchase price agreed will be US$3.5367 per share, amounting to US$329,997,749.30, plus interest from August 4, 2015 until the payment date at an annual interest rate equal to Libor plus 2.7% minus the sum of the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup for the corresponding shares. This agreement, as explicitly noted, is subject to the prior approvals from the regulators, as applicable, in Chile and abroad.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-47

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 9 - Contingencies, Commitments, and Responsibilities, continued

According to article 76 of the General Banking Law, investments in shares of banks established abroad are subject to the prior approval of the Superintendency of Banks and Financial Institutions in Chile (currently CMF), as well as the Central Bank of Chile (BCCH), which in turn is subject to compliance with the conditions set forth in article 78 of said legal corp.

Additionally, in the case of banks incorporated in Colombia, an eventual acquisition of shares in Itaú Corpbanca Colombia by Itaú Corpbanca is also subject to the prior authorization of the Financial Superintendency of Colombia (SFC).

Consequently, the aforementioned transaction must be confirmed only by the occurrence of one or more future and uncertain events that are not entirely under the control of the Bank.

Acquisition of the MCC entities

In accordance with the Transaction Agreement executed on January 29, 2014 between Inversiones Corp Group Interhold SpA, Inversiones Saga Limitada (these last two, together “CorpGroup”), Itaú Unibanco Holding S.A., Corpbanca and Banco Itaú Chile, subsequently modified on June 2, 2015 and January 20, 2017, hereinafter the “Transaction Agreement”, Itaú Unibanco Holding S.A. assumed the obligation to transfer to Itaú Corpbanca, and the latter the obligation to acquire, 100% of its shares in MCC Securities Inc., MCC Asesorías S.A., and MCC S.A. Corredores de Bolsa (herein “MCC entities”) in accordance with the terms agreed upon and subject to normal terms and conditions for this kind of transactions.

On May 28, 2019, the Board of Directors of Itaú Corpbanca approved to proceed with the acquisition of the MCC entities, in accordance with the provisions of the Transaction Agreement and in compliance with the provisions of Title XVI of Law No. 18,046 on Corporations.

The acquisition of the shares of the MCC entities by Itaú Corpbanca is subject to the corresponding regulatory approvals, including approval from the Commission for the Financial Market.

Acquisition of 20% ownership in Itaú Corredor de Seguros Colombia S.A.

On November 5, 2019, Itaú Corpbanca committed to acquire 20% of the shares that Helm LLC holds in Itaú Corredor de Seguros de Colombia S.A.

The acquisition of the shares of Itaú Corredor de Seguros de Colombia S.A. by Itaú Corpbanca, is subject to the corresponding regulatory approvals, including the approval from the Commission for the Financial Market.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-48

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 9 - Contingencies, Commitments, and Responsibilities, continued

c)	Contingent loans and provisions

The following table contains the amounts for which the Bank and its subsidiaries are contractually obliged to grant loans together with the relevant allowances for loan losses:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Collateral and guarantees	422,079	437,396
Confirmed foreign letters of credit	2,348	2,207
Letters of credit issued	266,712	136,561
Documented guarantees	1,414,260	1,407,102
Available on demand credit lines	4,014,489	2,656,219
Other credit commitments	784,225	754,375
Totals	6,904,113	5,393,860

d)    Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from its regular course of business:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Third party operations
Collections	15,264	16,540
Transferred financial assets managed by the Bank	1,145,822	1,183,053
Third party funds under management	—	—
Subtotals	1,161,086	1,199,593
Custody of securities
Securities held in custody	2,892,194	2,269,967
Securities held in custody deposited in other entities	172,898	259
Securities issued by the Bank held in custody	106,731	105,585
Subtotals	3,171,823	2,375,811
Totals	4,332,909	3,575,404

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-49

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 9 - Contingencies, Commitments, and Responsibilities, continued

e)    Guarantees, Contingencies and other

Itaú Corpbanca

As a result of the financial needs generated by the Covid-19 pandemic, the Central Bank of Chile (BCCh) has implemented the new Conditional Funding Facility (FCIC) and the Liquidity Credit Line (LCL) as measures to support liquidity and credit access for the Chilean economy. The FCIC program is guaranteed by high credit quality loans and/or bonds issued by the BCCh. The FCIC program provides banks access to 4-year loans at the policy rate, with available funds size increasing as a function of additional loans and financial instruments pledged as collateral .This measure includes the possibility to substitute the financial instruments on which the collateral was initially pledged to the BCCh, if required.

As of June 30, 2021, the Bank has pledged loans to guarantee the access to the new Conditional Funding Facility (FCIC) provided by the BCCh. The principal of the loans amounts to MCh$1,946,822 (MCh$1,766,997 as of December 31,2020), while the credit quality of the loans varies between A1 and A4 according to our loans rating policy, which are from the highest quality. Additionally, the Bank has pledged as collateral, financial instruments from the FVTOCI portfolio for an amount of MCh$837,869 (MCh$319,213 as of December 31,2020).

Itaú Corredores de Seguros S.A.

In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Commission for the Financial Market (Ex- Superintendency of Securities and Insurance), in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house,” the subsidiary has renewed the following insurance policies:

Entity	From	To	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04-15-2021	04-14-2022	60,000 & 500	Itaú Corredores de Seguros S.A.

Itaú Corredores de Bolsa Limitada

In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a bank guarantee certificate with the Chilean Electronic Stock Exchange and Santiago Stock Exchange, to ensure the correct and complete fulfillment of its obligations as stockbroker. The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its transactions. The detail of the bank guarantee certificate is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Mapfre Compañía de Seguros S.A	04-22-2020	04-22-2022	4,000	Bolsa de Comercio de Santiago
Itaú Corpbanca Chile	04-22-2021	04-22-2022	16,000	Bolsa Electrónica de Chile

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-50

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 9 - Contingencies, Commitments, and Responsibilities, continued

In addition, the Company has contracted a comprehensive insurance policy to provide for possible situations of operational fidelity. The detail of the comprehensive insurance policy is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Orión Seguros Generales S.A.	06-19-2021	06-19-2022	5,000 & 10,000	Bolsa Electrónica de Chile

The Company pledged the shares of the Santiago Stock Exchange in favor of said company, to guarantee compliance with the obligations with respect to transactions carried out with other brokers. The amount amounts to MCh$2,843 as of June 30, 2021 (MCh$5,325 as of December 31, 2020).

The Broker is registered in the Registry of Portfolio Administrators since November 22, 2017, for which it maintains a guarantee ticket in Itaú Corpbanca with an expiration date of June 22, 2021, for an amount of UF10,000 as representative of the beneficiaries of the guarantee in articles 98 and 99 of Law No. 20,172, in order to guarantee the faithful and full compliance of the Portfolio Administration obligations.

There are guarantees for ThUS$100 equivalent to ThCh$73, to guarantee operations with foreign traders Pershing.

As of June 30, 2021, the Broker maintains in the Santiago Stock Exchange, cash and fixed income securities to guarantee operations in the Securities Clearing and Settlement House for MCh$4,817 (MCh$5,988 as of December 31, 2020).

Itaú Administradora General de Fondos S.A.

On April 9, 2020, Itaú Administradora General de Fondos S.A. contracted a new guarantee certificate of UF10,000 in favor of Fundación DUOC Pontificia Universidad Católica de Chile, to guarantee faithful compliance with Articles 12, 13 and 14 of Law No. 20,712 on Administration of Third Party Funds and Individual Portfolios, maturing on January 10, 2021. Itaú Corpbanca is the representative of its beneficiaries.

Below are the guarantee slips and beneficiaries that Corpbanca Administradora General de Fondos S.A. maintains in effect to date, which were required to comply with the obligations of portfolio management contracts, their committees, Funds, payment of labor and social obligations with the contractor’s workers

Entity	From	To	Amount (UF)	Amount (MCh$)	Beneficiary
Banco Santander Chile	06-02-2017	08-31-2021	15,000	—	Corporación de Fomento de la Producción CORFO
Banco Santander Chile	08-14-2017	08-30-2021	500	—	Corporación de Fomento de la Producción CORFO
Itaú Corpbanca	07-02-2020	07-01-2021	—	50	Ferrocarriles del Estado

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-51

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 10 - Equity

a) Movements in equity accounts and reserves (attributable to the equity holders of the Bank):

As of June 30, 2021 and 2020, the paid-in capital of the Bank is represented by common shares subscribed and paid, with no par value, and its motion presented below:

Common shares
	As of June	As of June
	2021	2020
	(number)	(number)
Issued as of January 1,	512,406,760,091	512,406,760,091
Issuance of paid shares	—	—
Increase in share for Itaú-Corpbanca business combination	—	—
Issuance of shares pending payment	—	—
Repurchase of own shares	—	—
Sale of own shares	—	—
Issued	512,406,760,091	512,406,760,091

●	Subscribed and paid shares

As of June 30, 2021 and 2020, the Bank has a capital in the amount of MCh$1,862,826, consisting of 512,406,760,091 common shares subscribed and paid, with no par value.

●	Purchase and sale of own shares

For the six month period ended June 30, 2021 and for the year ended on December 31, 2020, there were no transactions to buy and sell shares of own issuance.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-52

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 10 – Equity, continued

●	List of major shareholders

The shareholders list as of June 30, 2021 and December 31, 2020, is as follows:

	Shares
	As of June		As of December
	2021		2020
	Number of	Ownership	Number of	Ownership
Company name or shareholder name	shares	%	shares	%
Itaú Unibanco	200,966,823,626	39.22%	200,966,823,626	39.22%
Itaú Unibanco Holding S.A.	115,039,610,411	22.45%	115,039,610,411	22.45%
ITB Holding Brasil Participaçoes Ltda.	62,567,655,359	12.21%	62,567,655,359	12.21%
CGB II SpA	10,908,002,836	2.13%	10,908,002,836	2.13%
CGB III SpA	1,800,000,000	0.35%	1,800,000,000	0.35%
Saga II SpA	7,000,000,000	1.37%	7,000,000,000	1.37%
Saga III SpA	3,651,555,020	0.71%	3,651,555,020	0.71%

Saieh Family	139,150,760,455	27.16%	140,835,760,455	27.49%
Corp Group Banking S.A. (1)	134,442,850,073	26.24%	136,127,850,073	26.57%
Compañía Inmobiliaria y de Inversiones Saga SpA	4,707,910,382	0.92%	4,707,910,382	0.92%

International Finance Corporation	17,017,909,711	3.32%	17,017,909,711	3.32%

Others	155,271,266,299	30.30%	153,586,266,299	29.97%
Security Brokerage	80,160,839,373	15.64%	80,382,817,848	15.69%
ADR holders and Foreign Inst. Investors	33,941,032,598	6.62%	35,127,077,810	6.86%
Local institutional investors	28,283,082,100	5.52%	25,351,261,131	4.95%
Other minority shareholders	12,886,312,228	2.52%	12,725,109,510	2.47%
Total	512,406,760,091	100%	512,406,760,091	100%

(1)	As of June 30, 2021, includes 36,000,000 shares owned by Corp Group Banking S.A. held in custody.

b)    Dividends

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 18, 2021 given the situation of loss as of December 31,2020, there was no distribution of profits. During the six month period ended on June 30, 2021 MCh$14 were paid, corresponding to dividends from prior periods.

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 18, 2020, the shareholders agreed to distribute net income for MCh$127,065 representing 100% of the profits for 2019 (as filed with the CMF).

	Income	Allocated to
	attributable to	reserves and				Dividend per
	equity holders	retained	Allocated to	Percentage		share
Years	(*)	earnings (*)	dividends	distributed	Number of shares	(in pesos)
	MCh$	MCh$	MCh$	%
Year 2020 (Shareholders’ Meeting March 2021)	—	—	—	0%	512,406,760,091	—
Year 2019 (Shareholders’ Meeting March 2020)	127,065	—	127,065	100%	512,406,760,091	0.24798

(*)   According to the Consolidated Financial Statements filed with the CMF.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-53

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 10 – Equity, continued

For the six month periods ended on June 30, 2021 and 2020, the basic earnings and diluted earnings are as follows:

	For the six month periods ended on June 30,
	2021		2020
	N° of Shares	Amount	N° of Shares	Amount
	Millions	MCh$	Millions	MCh$
Basic earnings per share
Net income (loss) for the period	—	166,334	—	(719,020)
Weighted average number of outstanding shares	512,407	—	512,407	—
Assumed convertible debt conversion	—	—	—	—
Adjusted number of outstanding shares	512,407	—	512,407	—
Basic earnings per share (Chilean pesos)	—	0.325	—	(1.403)
Diluted earnings per share
Net income (loss) for the period	—	166,334	—	(719,020)
Weighted average number of outstanding shares	512,407	—	512,407	—
Dilutive effects
Assumed convertible debt conversion	—	—	—	—
Conversion of common shares	—	—	—	—
Options rights	—	—	—	—
Adjusted number of shares	512,407	—	512,407	—
Diluted earnings per share (Chilean pesos)	—	0.325	—	(1.403)

For the period ended June 30, 2021, and 2020, there were no dilutive effects.

c)    Valuation accounts

Financial instruments at FVTOCI: It includes accumulated net changes in the fair value of investments at FVTOCI for the six month period ended on June 30, 2021, and for the year ended on December 31, 2020.

Hedge of net investment in foreign operations: Corresponds to adjustments for hedges of net investments in foreign operations.

Cash flows hedge: It includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results of the period.

Exchange differences on investments in Colombia and New York branch: It includes the effects of converting the financial statements of the New York branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Bank Itaú Corpbanca (Chilean peso).

Defined benefits obligations: This includes the effects of complying with IAS 19 “Employees Benefit”.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-54

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 10 – Equity, continued

The following are the equity effects and income taxes for the six month periods ended June 30, 2021 and 2020:

				Exchange
				differences on
			Hedge of net	investment in
	Debt		investments in	Colombia and	Defined	Equity
	instruments	Cash flow	foreign	New York	benefits	instruments
As of June 30, 2021	at FVTOCI	hedge	operations	branch	obligations	at FVTOCI	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other comprehensive income (loss) before income taxes
Opening balances as of January 1, 2021	33,154	(8,621)	63,339	(26,829)	(8,116)	1,660	54,587
Effects for the period	(116,058)	12,103	(4,567)	(26,134)	1,645	(71)	(133,082)
Reclassifications due to the discontinuation of the net investment in Itaú Corpbanca Colombia hedge	—	—	(60,847)	—	—	—	(60,847)
Ending balances as of June 30, 2021	(82,904)	3,482	(2,075)	(52,963)	(6,471)	1,589	(139,342)

Income taxes related to components of other comprehensive income (loss)
Opening balances as of January 1, 2021	(12,760)	(2,067)	(15,168)	—	2,232	—	(27,763)
Effects for the period	8,383	(1,442)	2,974	—	(493)	—	9,422
Reclassifications due to the discontinuation of the net investment in Itaú Corpbanca Colombia hedge	—	—	16,686	—	—	—	16,686
Ending balances as of June 30, 2021	(4,377)	(3,509)	4,492	—	1,739	—	(1,655)
Net balances as of June 30, 2021	(87,281)	(27)	2,417	(52,963)	(4,732)	1,589	(140,997)

				Exchange
				differences on
			Hedge of net	investment in
	Debt		investments	Colombia and	Defined	Equity
	instruments	Cash flow	in foreign	New York	benefits	instruments
As of June 30, 2020	at FVTOCI	hedge	operations	branch	obligations	at FVTOCI	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other comprehensive income (loss) before income taxes
Opening balances as of January 1, 2020	37,484	(822)	(17,383)	37,328	(6,484)	1,739	51,862
Effects for the period	2,220	(12,484)	23,179	(9,388)	(229)	(410)	2,888
Ending balances as of June 30, 2020	39,704	(13,306)	5,796	27,940	(6,713)	1,329	54,750

Income taxes related to components of other comprehensive income (loss)
Opening balances as of January 1, 2020	(12,705)	(465)	6,627	—	1,798	—	(4,745)
Effects for the period	(2,325)	(228)	(6,258)	—	22	—	(8,789)
Ending balances as of June 30, 2020	(15,030)	(693)	369	—	1,820	—	(13,534)
Net balances as of June 30, 2020	24,674	(13,999)	6,165	27,940	(4,893)	1,329	41,216

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-55

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 10 – Equity, continued

d)    Reserves and retained earnings from previous years

In consideration of the loss situation as of December 31, 2020, the losses were absorbed at the opening of the current fiscal year with charge to Reserves. As a result of the absorption of losses, the “Retained earnings from prior years” and the “Reserves from earnings” were fully consumed and the “Other non-earnings reserves” decreased by Ch$320,240 million, amounting to Ch$424,598 million as of January 1, 2021.

e)    Non-controlling interest

This corresponds to the net amount of equity in the consolidated subsidiaries attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit is detailed as follows:

As of June 30, 2021				Other Comprehensive Income
						Hedge of
					Exchange	net
				Financial	differences	investment	Cash	Defined		Total other	Total
	Non-		Net	instruments at	on	in foreign	flows	benefits	Deferred	comprehensive	comprehensive
Subsidiaries	controlling	Equity	income	FVTOCI (1)	translation	operations	hedge	obligations	Tax	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A. (1)	20.200%	393	13	—	—	—	—	—	—	—	13
Itaú Corpbanca Colombia S.A. and subsidiaries	12.900%	68,068	1,832	(2,932)	(552)	—	(484)	244	1,253	(2,471)	(639)
Totals		68,461	1,845	(2,932)	(552)	—	(484)	244	1,253	(2,471)	(626)

(1)	Financial instruments at FVOCI include debt instruments for MCh$(2,921) and equity instruments MCh$(11) loss.
|
As of June 30, 2020				Other Comprehensive Income
						Hedge of
					Exchange	net
				Financial	differences	investment	Cash	Defined		Total other	Total
	Non-		Net	instruments at	on	in foreign	flows	benefits	Deferred	comprehensive	comprehensive
Subsidiaries	controlling	Equity	income	FVTOCI (2)	translation	operations	hedge	obligations	Tax	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.200%	389	(67)	—	—	—	—	—	—	—	(67)
Itaú Corpbanca Colombia S.A. and subsidiaries (2)	12.900%	77,432	(13,116)	(4,314)	(2,113)	—	1,183	1,836	(33)	(3,441)	(16,557)
Totals		77,821	(13,183)	(4,314)	(2,113)	—	1,183	1,836	(33)	(3,441)	(16,624)

(2)	Financial instruments at FVOCI include debt instruments for MCh$(4,253) and equity instruments MCh$(61) loss.

.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-56

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 10 – Equity, continued

The following table shows the non-controlling interest movements for the six month periods ended June 30, 2021, and 2020:

	As of June
	2021	2020
	MCh$	MCh$
Opening balances as of January 1,	69,087	94,445
Increase participation in Colombia	—	—
Comprehensive income	(626)	(16,624)
Ending balances	68,461	77,821

Details for the main subsidiary of Itaú Corpbanca with non-controlling interest are as follows:

		As of June 30,		As of December 31,
		2021		2020
		Group	Non-controlling	Group	Non-controlling
Entity Name	Country	participation	participation	participation	participation
Itaú Corpbanca Colombia S.A. and subsidiaries	Colombia	87.100%	12.900%	87.100%	12.900%

Summarized financial information for the main subsidiary with non-controlling interest, is as follows:

	As of June 30,	As of December 31,
Summary Statements of Financial Position	2021	2020
	MCh$	MCh$
Current assets	4,886,755	5,177,419
Current liabilities	(2,973,986)	(3,184,281)
Net current assets (liabilities)	1,912,769	1,993,138

Non-current assets	810,433	856,927
Non-current liabilities	(2,195,868)	(2,286,951)
Net non-current assets (liabilities)	(1,385,435)	(1,430,024)

Total net assets (liabilities)	527,334	563,114

Accumulated non-controlling interest	68,068	68,683

	For the six months periods ended June 30,
Summary Income Statements	2021	2020
	MCh$	MCh$
Interest income and readjustments	164,036	232,125
Income for the period	11,542	(72,964)
Non-controlling interests income	1,491	(9,417)

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-57

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 10 – Equity, continued

	For the six month periods ended June 30,
Summary Cash Flows Statements	2021	2020
	MCh$	MCh$

Net cash flows provided by (used in) operating activities	(147,595)	(165,240)
Net cash flows provided by (used in) investing activities	109,378	122,454
Net cash flows provided by (used in) financing activities	72,569	81,245
Net increase (decrease) in cash flows	34,352	38,459

f) Consolidated comprehensive income for the six month period ended June 30, 2021 and 2020:

	2021
	Equity holders	Non-controlling
Concepts	of the Bank	interest	Totals
	MCh$	MCh$	MCh$
Income (loss) for the period	166,334	1,845	168,179
Other comprehensive income (loss) before income taxes
Debt instruments at fair value through other comprehensive income	(116,058)	(2,921)	(118,979)
Hedge of net investment in foreign operations	(4,567)	—	(4,567)
Cash flows hedge	12,103	(484)	11,619
Exchange differences	(26,134)	(552)	(26,686)
Changes in the fair value of equity investments at fair value through other comprehensive income	(71)	(11)	(82)
Defined benefits obligation	1,645	244	1,889
Subtotals	(133,082)	(3,724)	(136,806)
Income taxes
Debt instruments at fair value through other comprehensive income	8,383	925	9,308
Hedge of net investment in foreign operations	2,974	—	2,974
Cash flows hedge	(1,442)	401	(1,041)
Defined benefits obligation	(493)	(73)	(566)
Subtotals	9,422	1,253	10,675
Other comprehensive loss for the period	(123,660)	(2,471)	(126,131)
Comprehensive loss for the period	42,674	(626)	42,048

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-58

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 10 – Equity, continued

	2020
	Equity holders	Non-controlling
Concepts	of the Bank	interest	Totals
	MCh$	MCh$	MCh$
Income (loss) for the period	(719,020)	(13,183)	(732,203)
Other comprehensive income (loss) before income taxes
Debt instruments at fair value through other comprehensive income	2,220	(4,253)	(2,033)
Net investment in foreign operations hedges	23,179	—	23,179
Cash flow hedges	(12,484)	1,183	(11,301)
Exchange differences	(9,388)	(2,113)	(11,501)
Changes in the fair value of equity investments at fair value through other comprehensive income	(410)	(61)	(471)
Defined benefits obligations	(229)	1,836	1,607
Subtotals	2,888	(3,408)	(520)
Income taxes
Debt instruments at fair value through other comprehensive income	(2,325)	1,644	(681)
Net investment in foreign operations hedges	(6,258)	—	(6,258)
Cash flows hedges	(228)	(1,163)	(1,391)
Defined benefits obligations	22	(514)	(492)
Subtotals	(8,789)	(33)	(8,822)
Other comprehensive income (loss) for the period	(5,901)	(3,441)	(9,342)
Comprehensive income (loss) for the period	(724,921)	(16,624)	(741,545)

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-59

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 11 - Interest Income and Interest Expense

This item comprises interest accrued in the period by all financial assets and liabilities, interest income and expenses, whose implicit or explicit performance is measured by applying the effective interest rate method, independently if these are measured at fair value, as well as the effects from accounting hedges, which are part of the interest income and expenses included in the Condensed Consolidated Statement of Income (Loss) for the period.

a)    The composition of interest income and inflation-indexing for the  six-month periods ended June 30, 2021, and 2020 is as follows:

	For the six-month periods ended June 30,
	2021			2020
		Inflation			Inflation
	Interest	adjustments (1)	Totals	Interest	adjustments (1)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under agreements to resell	982	—	982	1,982	—	1,982
Interbank loans	153	—	153	1,102	—	1,102
Commercial loans	295,515	99,633	395,148	414,026	63,182	477,208
Mortgage loans	92,661	106,804	199,465	96,880	60,970	157,850
Consumer loans	146,919	1,248	148,167	167,715	81	167,796
Financial investments	17,973	16,899	34,872	38,655	14,134	52,789
Other interest income	2,998	2,066	5,064	3,852	711	4,563
Gain (loss) from accounting hedges (*)	18,655	(52,821)	(34,166)	14,213	(22,173)	(7,960)
Totals	575,856	173,829	749,685	738,425	116,905	855,330

b)    For the  six-month periods ended June 30, 2021 and 2020, the detail of the amount of interest and inflation-indexation adjustment expense is as follows:

	For the six-month periods ended June 30,
	2021			2020
		Inflation			Inflation
	Interest	adjustments (1)	Totals	Interest	adjustments (1)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(12,891)	(352)	(13,243)	(28,321)	(158)	(28,479)
Obligations under repurchase agreements	(2,145)	(1)	(2,146)	(7,188)	(4)	(7,192)
Time deposits and other time liabilities	(58,786)	(6,435)	(65,221)	(159,736)	(3,983)	(163,719)
Interbank borrowings	(13,210)	—	(13,210)	(34,212)	—	(34,212)
Debt instruments issued	(95,091)	(107,569)	(202,660)	(106,585)	(67,980)	(174,565)
Other financial liabilities	(26)	—	(26)	(172)	—	(172)
Lease obligations	(2,113)	—	(2,113)	(2,605)	(22)	(2,627)
Other Interest expense	(32)	(4,341)	(4,373)	(28)	(6,004)	(6,032)
Gain (loss) from hedge accounting (*)	30,403	—	30,403	15,188	—	15,188
Totals	(153,891)	(118,698)	(272,589)	(323,659)	(78,151)	(401,810)

(1)    The inflation indexation adjustment is the result of changes in the Unidades de Fomento (“UF”). The UF is an inflation-index Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the Official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense respectively.

(*)    The mark to market adjustments are presented in this line for hedging derivatives used in hedging of assets except in the case of foreign currency hedges and cash flow hedges (cross-currency), their all-in mark to market adjustment is included in the foreign exchange gain (losses) (see Note 13 “Net foreign exchange income (losses)”).

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-60

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 12 - Fee and Commission Income and Expense

This item comprises the amount of all commissions accrued and paid in the period, except for those that form an integral part of the effective interest rate of the financial instruments.

a)    Fee and commission income

This item comprises the financial income for the six month periods corresponding to remunerations generated by the services rendered by the Bank and its subsidiaries and corresponds to the following items:

	For the six-month periods ended June 30,
	2021	2020
	MCh$	MCh$
Fees and commissions from lines of credits and overdrafts	1,315	753
Fees and commissions from guarantees and letters of credit	8,963	10,666
Fees and commissions from card services	31,039	29,589
Fees and commissions from accounts management	5,646	6,871
Fees and commissions from collections and payments	11,805	10,798
Fees and commissions from brokerage and securities management	4,186	4,748
Fees and commissions from asset management	10,619	11,601
Compensation for insurance brokerage	16,755	14,612
Investment banking and advisory fees	3,960	4,821
Fees and commissions from student loans ceded	2,838	2,884
Commissions on loan transactions	321	749
Commissions for mortgage loans	28	22
Other fees from services rendered	3,798	3,793
Other commissions earned	2,180	2,391
Totals	103,453	104,298

b)    Fee and commission expense

This item includes expenses for commissions accrued during the six month periods from operations, and corresponds to the following items:

	For the six-month periods ended June 30,
	2021	2020
	MCh$	MCh$
Compensation for cards transactions	(17,845)	(21,992)
Fees and commissions for securities transactions	(2,102)	(2,429)
Commissions paid for foreign trade transactions	(1,284)	(1,205)
Commissions paid for customer loyalty program benefits	(6,995)	(1,476)
Commissions paid for services to customers management	(838)	(1,113)
Other commissions paid	(1,885)	(2,501)
Totals	(30,949)	(30,716)

Commissions earned on loans with mortgage finance bonds are recorded in the Condensed Consolidated Statement of Income (Loss) under “Interest income.”

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-61

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 13 - Net Income (Expense) from Financial Operations

This item includes the amount of changes in the fair value of financial instruments, except those attributable to interest accrued by applying the effective interest rate method, as well as the results obtained in the purchase and sale thereof.

Net income (expense) from financial operations in the Condensed Consolidated Statements of Income for the six month periods ended on June 30, 2021 and 2020 is as follows:

	For the six-month periods ended June 30,
	2021	2020
	MCh$	MCh$
Trading instruments (securities)	(12,767)	15,224
Financial derivative contracts (trading)	32,102	139,367
Sale of loans and accounts receivable from customers (*)	5,172	(458)
Net gain on sale of financial instruments at fair value through other comprehensive income	757	51,517
Others	9,556	(1,477)
Totals	34,820	204,173

(*)    See details Note 5, letter d.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-62

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 14 - Provisions for Impairment of Financial Assets

The movement registered in income for the periods related to allowances and impairment due to credit risk, for the six month period ended June 30, 2021 and 2020, is summarized as follows:

					Financial	Financial
	Interbank	Loans and accounts receivable from customers at amortized cost			instruments at	instruments at	Contingent
For the six-month periods ended June 30, 2021	loans	Commercial	Mortgage	Consumer	FVTOCI	amortized cost	loans	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loss for provisions established	(490)	(126,603)	(20,876)	(115,542)	—	(6)	(7,465)	(270,982)
Income for provisions released	371	71,890	8,065	60,357	658	102	12,251	153,694
Recovery of loans previously charged-off	—	9,869	2,027	16,809	—	—	—	28,705
Net charge to income	(119)	(44,844)	(10,784)	(38,376)	658	96	4,786	(88,583)

					Financial	Financial
	Interbank	Loans and accounts receivable from customers at amortized cost			instruments at	instruments at	Contingent
For the six-month periods ended June 30, 2020	loans	Commercial	Mortgage	Consumer	FVTOCI	amortized cost	loans	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loss for provisions established	(308)	(251,049)	(18,642)	(129,462)	(97)	(20)	(20,611)	(420,189)
Income for provisions released	431	48,133	4,227	37,725	1,034	10	7,850	99,410
Recovery of loans previously charged-off	—	10,896	1,294	14,590			—	26,780
Net charge to income	123	(192,020)	(13,121)	(77,147)	937	(10)	(12,761)	(293,999)

(*)	The amounts in the Condensed Consolidated Statements of Cash Flows for the six month periods ended on June 30, 2021 and 2020 are as follows:

	For the six-month periods ended June 30,
	2021	2020
	MCh$	MCh$
Charge to income for provisions established	270,982	420,189
Credit to income for provisions used	(153,694)	(99,410)
	117,288	320,779

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-63

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 14 - Provisions for Impairment of Financial Assets, continued

The detail by type of loans, analyzed collectively and individually, which were constituted and released by way of provision, is as follows:

		As of June 30, 2021
	Note	Provision established	Provision released	Totals
		MCh$	MCh$	MCh$
Commercial		(126,603)	71,890	(54,713)
Mortgage		(20,876)	8,065	(12,811)
Consumer		(115,542)	60,357	(55,185)
Subtotals	5	(263,021)	140,312	(122,709)
Interbank loans, net		(490)	371	(119)
Totals		(263,511)	140,683	(122,828)

		As of June 30, 2020
	Note	Provision established	Provision released	Totals
		MCh$	MCh$	MCh$
Commercial		(251,049)	48,133	(202,916)
Mortgage		(18,642)	4,227	(14,415)
Consumer		(129,462)	37,725	(91,737)
Subtotals	5	(399,153)	90,085	(309,068)
Interbank loans, net		(308)	431	123
Totals		(399,461)	90,516	(308,945)

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-64

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 15 - Depreciation, Amortization, and Impairment

a)    Depreciation and amortization

The amounts corresponding to charges to results for depreciation and amortization for the  six-month periods ended June 30, 2021 and 2020, are detailed below:

		For the six-month periods ended
		June 30,
	Notes	2021	2020
		MCh$	MCh$
Depreciation of property, plant and equipment		(5,918)	(6,591)
Amortization of intangible assets		(26,222)	(38,532)
Depreciation of assets for right to use of assets		(17,062)	(18,446)
Totals		(49,202)	(63,569)

b)    Impairment

For the six-month periods ended June 30, 2021 and 2020 the composition of this item is as follows:

	For the six-month periods ended
	June 30,
	2021	2020
	MCh$	MCh$
Impairment of financial investments at FVOCI	—	—
Impairment of financial investments at amortized cost	—	—
Subtotal financial assets	—	—
Impairment of intangibles generated in business combinations (1)		(113,911)
Impairment of goodwill (2)		(651,825)
Impairment of property, plant and equipment	(1)	(10)
Subtotal Non-financial assets	(1)	(765,746)
Totals	(1)	(765,746)

(1)	Impairment of intangibles generated in business combinations includes MCh$113,138 from Itaú Corpbanca Colombia and MCh$773 from Itaú Corredor de Seguros Colombia.
(2)	Impairment of Goodwill for MCh$412,356 in Chile CGU and MCh$239,469 in Colombia CGU.

The Bank has defined two CGUs: CGU Chile (Itaú Corpbanca and its Chileans subsidiaries and subsidiary allocated in New York) and CGU Colombia (Itaú Corpbanca Colombia and its subsidiaries and Itaú Corredores de Seguros S.A.). These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by the Executive Committee (C-suite) because their contributions to the consolidated entity may be identified independently. It is worth mentioning that these CGUs are consistent with the Bank’s operating segments.

Itaú Corpbanca evaluates, at the end of each reporting period, whether there is any indication of impairment of any asset (including Goodwill). If this indication exists, or when an impairment test is required, the Bank estimates the recoverable amount of the asset. As of June 30, 2021, no indications of impairment where detected, there for the impairmet test wasn’t required to be executed.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-65

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 15 - Depreciation, Amortization, and Impairment, continued

As of June 30, 2020, the bank assessed if there where any indications of impairment, where by identified evidence of impairment and proceded to estimate its recoverable amount of the CGUs detailed below:

The following tables presents the carrying amount of the CGUs, in a pre-taxes basis before impairment losses recognition:

As of June 30,
CGU	2020
MCh$
Chile	2,261,620
Colombia	942,653

b.1) Impairment test results and impairment losses recognition as of June 31, 2020

i)    Impairment test results

As a consequence of the aforementioned impairment evaluation process, Management concludes that the recoverable amount and carrying amounts ratio of the CGUs as of June 30, 2020 is as follows:

		As of June 30, 2020
Main assumptions		Chile	Colombia
Recoverable Amount / Carrying Value	(%)	86.81%	62.50%

The recoverable amount for each CGU corresponds to the value in use, the higher of the fair value less costs to sell and the value in use.

ii)   Assumptions used in calculations of the recoverable amount

The key assumptions used in calculating the recoverable amount, defined as those to which the calculation is most sensitive, are presented below:

		As of June 30,
		2020
		Chile	Colombia
Perpetuity rate	(%)	5.20	6.50
Projected inflation rate	(%)	3.00	3.00
Discount rate	(%)	10.40	12.31
Loans growth	(%)	5.67 - 7.41	6.25 - 8.82
Solvency index limit	(%)	10.81 - 12.12	10.00 - 11.70

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-66

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 15 - Depreciation, Amortization, and Impairment, continued

iii)  Impairment loss recognition

As a result the recoverable amount for the CGUs was estimated at the end of the second quarter of 2020, resulting in the recognition of an impairment loss of Ch$765,736 million (Ch$731,189 net of deferred taxes) on the following assets of the respective CGUs as of June 30, 2020:

Impairmente of intangible assets (1)	CGU Chile	CGU Colombia	Totals
	MCh$	MCh$	MCh$
Goodwill impairment loss	(412,356)	(239,469)	(651,825)
Intangibles assets generated in a business combination impairment loss	—	(113,911)	(113,911)
Total impairment of Chile and Colombia CGUs	(412,356)	(353,380)	(765,736)

(1)	As reported in 2016 in the original recognition of the business combination between Banco Itaú Chile and Corpbanca, resulted in a registration of a goodwill not deductible for income tax purposes, therefore, the recognition of impairment loss does not generate effects on tax results. On the other hand, the intangibles assets generated in the business combination had an associated deferred tax liability of Ch$34,547 million, which generated an impact on income tax results equivalent to that amount, by recognizing the impairment. Considering the above, the effect on income net of taxes generated by the recognition of the impairment loss amounts to Ch$731,189 million, distributed between Ch$720,951 million attributable to the owners of the Bank and Ch$10,238 million attributable to non-controlling interest.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-67

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 16 - Related Party Transactions

In accordance with the provisions set forth in the Chilean General Banking Law and the instructions issued by the CMF, related parties are those individuals or corporations related to the ownership or management of the Institution directly or through third parties.

Article 89 of the Ley de Sociedades Anónimas (Chilean Companies Law), which also applies to Banks, establishes that any transaction with a related party must be carried out on an arm’s length basis.

In the case of sociedades anónimas abiertas (publicly traded companies) and their subsidiaries, transactions with related parties involve any negotiation, act, contract or transaction in which the company must intervene; the following are considered as parties related to them: those entities of the corporate group to which the company belongs; the corporations that, with respect to the company, have the status as parent, controlling entity, affiliate, subsidiary; the Directors, Managers, Administrators, Chief Executive Officer or Liquidators of the company, acting in their own names or on behalf of individuals other than the company, and their respective spouses or their relatives up to the second degree of consanguinity, as well as any entity controlled either directly or indirectly, through any of them; and any person who either acting individually or jointly with others with whom it has executed a joint operation agreement, may appoint at least one member of the management of the company or controls 10% or more of its capital stock, with the right to vote, in the case of a sociedad por acciones (stock corporation); those established by the bylaws of the company, or justifiably identified by the Directors’ Committee; and those in which it has acted as Director, Manager, Administrator, Chief Executive Officer or Liquidator of the company, during the last eighteen months. Article 147 of the Ley de Sociedades Anónimas (Chilean Companies Law) sets forth that a sociedad anónima abierta (publicly traded company) may only carry out transactions with related parties when they are intended to contribute to the corporate interest, are adjusted in the price, terms and conditions to those prevailing in the market at the time of their approval and comply with the requirements and the procedure indicated by it. Moreover, Article 84 of the Chilean General Banking Law establishes limits for the loans that may be granted to related parties and the prohibition to grant loans to the Directors, Managers or General Attorneys of the Bank

a)    Loans granted to related parties

As of June 30, 2021 and December 31, 2020, the loans granted to related persons are detailed below:

	As of June 30, 2021			As of December 31, 2020
	Productive	Investment		Productive	Investment
	companies	companies	Individuals	companies	companies	Individuals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable from customers
Commercial loans	91,133	7,540	6,095	150,796	10,037	6,517
Mortgage loans	—	—	33,367	—	—	30,124
Consumer loans	—	—	7,099	—	—	7,189
Gross loans and accounts receivable from customers	91,133	7,540	46,561	150,796	10,037	43,830
Allowance for loan losses	(7,105)	(945)	(220)	(6,333)	(885)	(348)
Loans and receivables to customers, net	84,028	6,595	46,341	144,463	9,152	43,482

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-68

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 16 - Related Party Transactions, continued

b)    Other transactions and contracts with related parties

Below are the balances as of June 30, 2021, 2020 and for the year ended December 31, 2020, for transactions with related parties and the impact on results:

		As of June 30, 2021
		Balances receivable	Effect on income (loss)
Name or Corporate Name	Description	(payable)	Income	Expense
		MCh$	MCh$	MCh$
Adexus S.A.	Data transmission services	—	—	—
Bcycle Latam SPA	Administrative consulting	—	—	—
Combanc S.A.	Data transmission services	—	—	(225)
Comder Contraparte Central S.A	Banking services	—	—	(415)
Compañía Chilena de Televisión S.A.	Tv broadcasting services	—	—	—
Corp Group Holding Inversiones Limitada	Advisory services	—	—	(220)
Hotel Corporation of Chile S.A.	Hotel, events	—	—	—
Inmetrics Chile S.A	Other services	—	—	—
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees	(13,663)	—	(1,127)
Inmobiliaria Gabriela S.A	Other services	(666)	—	(65)
Inversiones Corp Group Interhold Ltda.	Administrative consulting	—	—	(2,675)
Itaú Chile Inv. Serv. y Administración S.A.	Leases	(63)	—	(62)
Itaú Unibanco	Business management reimbursement	1,245	1,301	(291)
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management	—	—	(1,446)
Pulso Editorial S.A.	Publishing services	—	—	(89)
Redbanc S.A.	ATM management	—	—	(1,796)
SMU S.A., Rendic Hnos. S.A.	Lease of ATM	—	—	(991)
Transbank S.A.	Credit card management	—	—	(5,065)

These transactions were carried out at normal market prices prevailing on the date of the transactions.

		As of June 30, 2020
		Balances receivable	Effect on income (loss)
Name or Corporate Name	Description	(payable)	Income	Expense
		MCh$	MCh$	MCh$
Adexus S.A.	Data transmission services	—	—	(8)
Bcycle Latam SPA	Administrative consulting	—	—	(1,109)
Combanc S.A.	Data transmission services	—	—	(252)
Comder Contraparte Central S.A	Banking services	—	—	(434)
Compañía Chilena de Televisión S.A.	Tv broadcasting services	—	—	(8)
Corp Group Holding Inversiones Limitada	Advisory services	—	—	(250)
Hotel Corporation of Chile S.A.	Hotel, events	—	—	(8)
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees	(14,830)	—	(2,323)
Inmobiliaria Gabriela S.A	Other services	(755)	—	(63)
Inversiones Corp Group Interhold Ltda.	Administrative consulting	—	—	(1,301)
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	—	—	—
Itaú Chile Inv. Serv. y Administración S.A.	Leases	(192)	—	(533)
Itaú Unibanco	Business management reimbursement	1,121	1,460	—
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management	—	—	(1,679)
Pulso Editorial S.A.	Publishing services	—	—	(15)
Redbanc S.A.	ATM management	—	—	(1,614)
SMU S.A., Rendic Hnos. S.A.	Lease of ATM	2,190	—	(1,189)
Transbank S.A.	Credit card management	1,121	—	(7,297)

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-69

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 16 - Related Party Transactions, continued

		As of and for the year ended December 31, 2020
		Balances receivable	Effect on income (loss)
Name or Corporate Name	Description	(payable)	Income	Expense
		MCh$	MCh$	MCh$
Adexus S.A.	Data transmission services	—	—	(8)
Bcycle Latam SPA	Administrative consulting	—	—	(2,165)
CAI Gestion Inmobiliaria S.A.	Department stores	—	—	—
Combanc S.A.	Data transmission services	—	—	(472)
Comder Contraparte Central S.A	Banking services	—	—	(826)
Compañía Chilena de Televisión S.A.	Tv broadcasting services	—	—	(8)
Corp Group Holding Inversiones Limitada	Advisory services	—	—	(537)
Corp Imagen y diseños S.A.	Marketing	—	—	—
Corp Research S.A.	Advisory services	—	—	—
Hotel Corporation of Chile S.A.	Hotel, events	—	—	(8)
Inmetrics Chile S.A	Other services	—	—	(1,470)
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees	(14,175)	—	(4,693)
Inmobiliaria Gabriela S.A	Other services	(708)	—	(128)
Inversiones Corp Group Interhold Ltda.	Administrative consulting	—	—	(2,613)
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	—	—	—
Itaú Chile Inv. Serv. y Administración S.A.	Leases	(198)	—	(1,143)
Itaú Unibanco	Business management reimbursement	1,549	2,213	—
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management	—	—	(3,319)
Pulso Editorial S.A.	Publishing services	—	—	(24)
Redbanc S.A.	ATM management	—	—	(3,094)
SMU S.A., Rendic Hnos. S.A.	Lease of ATM	991	—	(2,388)
Transbank S.A.	Credit card management	—	—	(13,177)

These transactions were carried out at normal market prices prevailing at the day of the transactions.

c)    Donations

		For the six-month periods ended June 30,
Name or corporate name	Description	2021	2020
		MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	721	1,556
Fundación Descúbreme	Donations	111	117
Fundación Itaú	Donations	93	97

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-70

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 17 - Fair Value of Financial Assets and Liabilities

Determination of the fair value as of June 30, 2021 and December 31, 2020

	As of June 30, 2021
		Estimated fair value
	Book value	Recurring	Non-recurring (*)
	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	2,875,942	—	2,875,942
Cash items in process of collection	442,662	—	442,662
Financial instruments at fair value through profit or loss	301,239	301,239	—
Financial instruments at fair value through other comprehensive income	3,914,198	3,914,198	—
Loans and accounts receivable at amortized cost	22,017,132	—	22,715,286
Financial instruments at amortized cost	173,227	—	173,227
Investments under resale agreements	122,998	—	122,998
Financial derivative contracts	2,588,103	2,588,103	—
Interbank loans, net	57,499	—	57,499
Totals	32,493,000	6,803,540	26,387,614
LIABILITIES
Deposits and other demand liabilities	6,550,657	—	6,550,657
Cash in process of being cleared	420,259	—	420,259
Obligations under repurchase agreements	483,241	—	483,241
Time deposits and other time liabilities	10,269,825	—	10,269,825
Financial derivative contracts	2,377,921	2,377,921	—
Interbank borrowings	4,453,688	—	4,453,688
Debt instruments issued	6,335,525	—	6,335,525
Lease contract liabilities	133,594	—	133,594
Other financial liabilities	29,163	—	29,163
Totals	31,053,873	2,377,921	28,675,952

(*)   Non-recurring items correspond to those line items that are carried at cost, but their corresponding fair value has been estimated for disclosure purposes only.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-71

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 17 - Fair Value of Financial Assets and Liabilities, continued

	As of December 31, 2020
		Estimated fair value
	Book value	Recurring	Non-recurring (*)
	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	3,089,072	—	3,089,072
Cash items in process of collection	173,192	—	173,192
Financial instruments at fair value through profit or loss	582,710	582,710	—
Financial instruments at fair value through other comprehensive income	3,970,899	3,970,899	—
Loans and accounts receivable at amortized cost	21,576,108	—	22,767,597
Financial instruments at amortized cost	111,542	—	110,608
Investments under resale agreements	105,580	—	105,580
Financial derivative contracts	3,982,803	3,982,803	—
Interbank loans, net	7,121	—	7,121
Totals	33,599,027	8,536,412	26,253,170
LIABILITIES
Deposits and other demand liabilities	6,197,406	—	6,197,406
Cash in process of being cleared	154,232	—	154,232
Obligations under repurchase agreements	638,851	—	638,851
Time deposits and other time liabilities	11,433,064	—	11,574,924
Financial derivative contracts	3,673,591	3,673,591	—
Interbank borrowings	3,798,978	—	3,794,375
Debt instruments issued	6,204,856	—	7,330,126
Lease contract liabilities	151,885	—	164,304
Other financial liabilities	13,123	—	13,123
Totals	32,265,986	3,673,591	29,867,341

(*)   Non-recurring items correspond to those line items that are carried at cost, but their corresponding fair value has been estimated for disclosure purposes only.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-72

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 17 - Fair Value of Financial Assets and Liabilities, continued

Fair Value Measurements of assets and liabilities only for disclosure purposes (non-recurring):

	As of June 30,	As of December 31,
Non-recurring fair value measurement	2021	2020
	MCh$	MCh$
ASSETS
Cash and deposits in banks	2,875,942	3,089,072
Cash items in process of collection	442,662	173,192
Loans and accounts receivable at amortized cost	22,715,286	22,767,597
Investments under resale agreements	122,998	105,580
Interbank loans, net	57,499	7,121
Financial instruments at amortized cost	173,227	110,608
Totals	26,387,614	26,253,170
LIABILITIES
Deposits and other demand liabilities	6,550,657	6,197,406
Cash in process of being cleared	420,259	154,232
Obligations under repurchase agreements	483,241	638,851
Time deposits and other time liabilities	10,269,825	11,574,924
Interbank borrowings	4,453,688	3,794,375
Debt issued	6,335,525	7,330,126
Lease contract liabilities	133,594	164,304
Other financial obligations	29,163	13,123
Totals	28,675,952	29,867,341

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-73

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 17 - Fair Value of Financial Assets and Liabilities, continued

Fair Value measurement of financial assets and liabilities (recurring):

	As of June 30,	As of December 31,
Fair value measurement of recurring items	2021	2020
	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	301,239	582,710
Central Bank of Chile and Government securities	49,811	108,042
Other securities issued in Chile	110	271
Foreign government and Central Bank instruments	210,008	432,178
Other instruments issued abroad	2,372	4,861
Investments in mutual funds	38,123	35,017
Other investments at FVTPL	815	2,341
Financial instruments at fair value through other comprehensive income	3,914,198	3,970,899
Central Bank of Chile and Government securities	3,248,822	3,056,179
Other securities issued in Chile	143,049	296,665
Foreign government and Central Bank instruments	334,591	217,185
Other instruments issued abroad	177,312	394,691
Other investments at FVOCI	10,424	6,179
Financial derivative contracts	2,588,103	3,982,803
Forwards	191,385	472,208
Swaps	2,396,062	3,509,315
Call options	498	195
Put options	158	1,085
Totals	6,803,540	8,536,412
LIABILITIES
Financial derivative contracts	2,377,921	3,673,591
Forwards	175,051	433,863
Swaps	2,201,695	3,238,371
Call options	928	271
Put options	247	1,086
Totals	2,377,921	3,673,591

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-74

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 17 - Fair Value of Financial Assets and Liabilities, continued

Financial Derivative Instruments

The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. Therefore, the methodology recognizes the credit risk of each counterparty.

The adjustments are known internationally as the counterparty value adjustment (“CVA”), which consists of an adjustment for debtor risk (credit value adjustment or CVA) and for creditor risk (debit value adjustment or “DVA”). The sum of these adjustments gives the effective counterparty risk that the derivative contract must have.

These adjustments are recorded periodically in the financial statements. As of June 30, 2021 and December 31, 2020, the portfolio of derivative contracts in both Chile and Colombia is detailed as follows:

	As of June 30,		As of December 31,
	2021		2020
	CVA	DVA	CVA	DVA
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging	(2)	—	—	—
Fair value hedge	—	—	—	—
Currency forwards	—	—	—	—
Currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—
Cash flow hedge	—	—	—	—
Currency forwards	—	—	—	—
Currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—
Hedge of net investments in a foreign operation	(2)	—	—	—
Currency forwards	—	—	—	—
Currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—
Derivatives held for trading	(27,298)	436	(40,971)	589
Currency forwards	(304)	170	(443)	205
Currency swaps	(22,261)	41	(36,363)	37
Interest rate swaps	(4,733)	225	(4,165)	347
Call currency options	—	—	—	—
Put currency options	—	—	—	—
Total financial derivative contracts	(27,300)	436	(40,971)	589

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-75

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 17 - Fair Value of Financial Assets and Liabilities, continued

The following table summarizes the fair value hierarchy for the Bank’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
1	Currencies	Not Applicable	OTC, Bloomberg	Directly observable price.
	Shares	Others	Santiago Exchange	Directly observable price.
	Mutual Funds	Asset Managers	CMF (formerly the SVS)	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Internal rate of return (“IRR”) based on prices.
2	Derivatives	Not Applicable	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Interest rate curves based on prices.
	Money market	Banks	Santiago Exchange	Interest rate curves based on prices.
	Bonds	Companies, Banks	Pricing provider	Interest rate curves based on correlations, spreads, extrapolations, etc.
3	Derivatives, active Banking rate (TAB)	Not Applicable	OTC (brokers)	Interest rate curves based on modeling of TAB - Chamber spread.
	Derivatives, American forwards	Not Applicable	Bloomberg	Black and Scholes with inputs from European options.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-76

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 17 - Fair Value of Financial Assets and Liabilities, continued

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13, as of June 30, 2021 and December 31, 2020:

	As of June 30, 2021
		Market value of the	Other observable	Non-observable
Measurement at fair value of instruments		asset for identified assets	significant inputs	significant inputs
on a recurring basis using	Fair value	(Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	301,239	297,942	3,297	—
Central Bank of Chile and Government securities	49,811	49,811	—	—
Other securities issued locally	110	—	110	—
Foreign government and Central Bank instruments	210,008	210,008	—	—
Other securities issued abroad	2,372	—	2,372	—
Investments in mutual funds	38,123	38,123	—	—
Other investments at FVTPL	815	—	815	—
Financial instruments at fair value through other comprehensive income	3,914,198	3,740,534	177,740	—
Central Bank of Chile and Government securities	3,248,822	3,248,822	—	—
Other securities issued locally	143,049	—	147,125	—
Foreign government and Central Bank instruments	334,591	334,591	—	—
Other securities issued abroad	177,312	157,121	20,191	—
Other investments at FVOCI	10,424	—	10,424	—
Financial derivative contracts	2,588,103	—	2,567,898	20,205
Forwards	191,385	—	190,199	1,186
Swaps	2,396,062	—	2,377,043	19,019
Call options	498	—	498	—
Put options	158	—	158	—
Totals	6,803,540	4,038,476	2,748,935	20,205
LIABILITIES
Financial derivative contracts	2,377,921	—	2,376,996	925
Forwards	175,051	—	174,546	505
Swaps	2,201,695	—	2,201,275	420
Call options	928	—	928	—
Put options	247	—	247	—
Totals	2,377,921	—	2,376,996	925

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-77

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 17 - Fair Value of Financial Assets and Liabilities, continued

	As of December 31, 2020
		Market value of the	Other observable	Non-observable
Measurement at fair value of instruments		asset for identified assets	significant inputs	significant inputs
on a recurring basis using	Fair value	(Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	582,710	575,237	7,473	—
Central Bank of Chile and Government securities	108,042	108,042	—	—
Other securities issued locally	271	—	271	—
Foreign government and Central Bank instruments	432,178	432,178	—	—
Other securities issued abroad	4,861	—	4,861	—
Investments in mutual funds	35,017	35,017	—	—
Other investments at FVTPL	2,341	—	2,341	—
Financial instruments at fair value through other comprehensive income	3,970,899	3,608,717	362,182	—
Central Bank of Chile and Government securities	3,056,179	3,056,179	—	—
Other securities issued locally	296,665	—	296,665	—
Foreign government and Central Bank instruments	217,185	217,185	—	—
Other securities issued abroad	394,691	335,353	59,338	—
Other investments at FVOCI	6,179	—	6,179	—
Financial derivative contracts	3,982,803	—	3,955,538	27,265
Forwards	472,208	—	468,632	3,576
Swaps	3,509,315	—	3,485,626	23,689
Call options	195	—	195	—
Put options	1,085	—	1,085	—
Totals	8,536,412	4,183,954	4,325,193	27,265
LIABILITIES
Financial derivative contracts	3,673,591	—	3,672,751	840
Forwards	433,863	—	433,747	116
Swaps	3,238,371	—	3,237,647	724
Call options	271	—	271	—
Put options	1,086	—	1,086	—
Totals	3,673,591	—	3,672,751	840

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-78

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 17 - Fair Value of Financial Assets and Liabilities, continued

Transfers between level 1 and 2

As of June 30, 2021 and December 31, 2020 no transfers were observed between Level 1 and Level 2, as shown below

	As of June 30,
Measurement at fair value of instruments	2021
that are valued recurrently	Fair value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	301,239	—	—
Financial instruments at fair value through other comprehensive income	3,914,198	—	—
Financial derivative contracts	2,588,103	—	—
Totals	6,803,540	—	—
LIABILITIES
Financial derivative contracts	2,377,921	—	—
Totals	2,377,921	—	—

	As of December 31,
Measurement at fair value of instruments	2020
that are valued recurrently	Fair value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	582,710	—	—
Financial instruments at fair value through other comprehensive income	3,970,899	—	—
Financial derivative contracts	3,982,803	—	—
Totals	8,536,412	—	—
LIABILITIES
Financial derivative contracts	3,673,591	—	—
Totals	3,673,591	—	—

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-79

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 17 - Fair Value of Financial Assets and Liabilities, continued

The following table reconciles assets and liabilities measured at fair value on a recurring basis as of June 30, 2021 and December 31, 2020.

	As of June 30, 2021
		Gain (loss)	Gain (loss)	Purchases,	Transfers
	Opening	recognized in	recognized in	sales and	from level 1	Ending
Level 3 reconciliation	balance	profit or loss	equity	agreements	or level 2	balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial derivative contracts	27,265	(1,173)	—	(5,887)	—	20,205
Forwards	3,576	741		(3,131)		1,186
Swaps	23,689	(1,914)		(2,756)		19,019
Call options	—	—		—		—
Put options	—	—		—		—
Totals	27,265	(1,173)	—	(5,887)	—	20,205
LIABILITIES
Financial derivative contracts	840	369	—	(284)	—	925
Forwards	116	1,856		(1,467)		505
Swaps	724	(1,487)		1,183		420
Call options	—	—		—		—
Put options	—	—		—		—
Totals	840	369	—	(284)	—	925

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-80

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 17 - Fair Value of Financial Assets and Liabilities, continued

	As of December 31, 2020
		Gain (loss)	Gain (loss)	Purchases,	Transfers
	Opening	recognized in	recognized in	sales and	from level 1	Ending
Level 3 reconciliation	balance	profit or loss	equity	agreements	or level 2	balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial derivative contracts	27,432	28,603	—	(28,770)	—	27,265
Forwards	5,060	23,803	—	(25,287)	—	3,576
Swaps	22,372	4,800	—	(3,483)	—	23,689
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	27,432	28,603	—	(28,770)	—	27,265
LIABILITIES
Financial derivative contracts	1,119	725	—	(1,004)	—	840
Forwards	181	2,397	—	(2,462)	—	116
Swaps	938	(1,672)	—	1,458	—	724
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	1,119	725	—	(1,004)	—	840

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-81

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 17 - Fair Value of Financial Assets and Liabilities, continued

Hierarchy for remaining assets and liabilities

The following table classifies assets and liabilities measured at fair value on a non-recurring basis, in accordance with the fair value hierarchy as of June 30, 2021 and December 31, 2020.

	As of June 30, 2021
		Market value of the	Other observable	Non-observable
	Estimated fair	asset for identified	significant inputs	significant inputs
Measurement at fair value of items on a non-recurring basis	value	assets (Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS

Cash and deposits in banks	2,875,942	2,875,942	—	—
Cash items in process of collection	442,662	442,662	—	—
Loans and accounts receivable at amortized cost	22,715,286	—	—	22,715,286
Financial instruments at amortized cost	173,227	173,227	—	—
Investments under resale agreements	122,998	122,998	—	—
Interbank loans, net	57,499	57,499	—	—
Totals	26,387,614	3,672,328	—	22,715,286
LIABILITIES
Deposits and other demand liabilities	6,550,657	6,550,657	—	—
Cash in process of being cleared	420,259	420,259	—	—
Obligations under repurchase agreements	483,241	483,241	—	—
Time deposits and other time liabilities	10,261,883	—	10,261,883	—
Interbank borrowings	4,445,864	4,445,864	—	—
Debt instruments issued	6,711,805	—	6,711,805	—
Lease contract liabilities	136,046	—	136,046	—
Other financial liabilities	29,163	29,163	—	—
Totals	29,038,918	11,929,184	17,109,734	—

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-82

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 17 - Fair Value of Financial Assets and Liabilities, continued

	As of December 31, 2020
		Market value of the	Other observable	Non-observable
	Estimated fair	asset for identified	significant inputs	significant inputs
Measurement at fair value of items on a non-recurring basis	value	assets (Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS

Cash and deposits in banks	3,089,072	3,089,072	—	—
Cash items in process of collection	173,192	173,192	—	—
Investments under resale agreements	22,767,597	—	—	22,767,597
Interbank loans, net	110,608	110,608	—	—
Loans and accounts receivable from customers, net	105,580	105,580	—	—
Financial instruments at amortized cost	7,121	7,121	—	—
Totals	26,253,170	3,485,573	—	22,767,597
LIABILITIES
Deposits and other demand liabilities	6,197,406	6,197,406	—	—
Cash in process of being cleared	154,232	154,232	—	—
Obligations under repurchase agreements	638,851	638,851	—	—
Time deposits and other time liabilities	11,574,924	—	11,574,924	—
Interbank borrowings	3,794,375	3,794,375	—	—
Debt instruments issued	7,330,126	—	7,330,126	—
Lease contract liabilities	164,304	—	164,304	—
Other financial liabilities	13,123	13,123	—	—
Totals	29,867,341	10,797,987	19,069,354	—

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-83

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 18 - Regulatory Capital Requirements

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During 2021 and 2020, the Bank has complied fully with all capital requirements.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, after the merger, the CMF determined that the Bank’s Regulatory Capital could not be less than 10% of its Risk-Weighted Assets. For this purpose, the Bank has applied the dispose in the Chapter 12-1 “Heritage for legal and regulatory purposes” of RAN.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back up each asset. There are 5 risk categories (0%, 10%, 20%, 60% and 100%) and additionally a category intermediate with a risk weighting percentage of 2%. For example, cash, due from Banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets. Bank have 100% risk, which means that a minimum capital equivalent to 8% of the value of these assets is needed. In the case of Itaú, it uses 10%.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or "credit equivalent"). For weighting purposes, “credit equivalent” also considers contingent loans not recorded in the Consolidated Statement of Financial Position.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-84

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 18 - Regulatory Capital Requirements, continued

According to local regulations, as of June 30, 2021 and December 31, 2020, the relation between assets and risk weighted assets is as follow:

	Consolidated assets		Risk-weighted assets
	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$
Assets balance (net of allowances)
Cash and deposits in banks	2,875,942	3,089,072	—	—
Cash items in process of collection	442,662	173,192	84,245	30,919
Trading securities	300,424	580,369	63,248	90,149
Investments under resale agreements	122,998	105,580	122,998	97,525
Financial derivative contract (*)	1,137,961	1,302,692	745,255	859,464
Interbank loans	57,489	7,115	57,489	7,115
Loans and accounts receivable from customers	22,113,418	21,685,269	18,741,810	18,634,870
Available for sale investments	3,907,850	3,964,720	288,703	334,632
Held to maturity investments	173,232	111,643	113,071	49,627
Investments in companies	12,035	11,983	12,035	11,983
Intangible	702,939	718,683	210,427	226,171
Fixed assets	50,893	56,020	50,893	56,020
Right-of-use asset under lease agreements	150,703	170,603	150,703	170,603
Current taxes	100,123	64,699	10,012	6,470
Deferred taxes	275,276	314,112	27,528	31,411
Other assets	528,293	602,769	403,964	410,854
Off-balance sheet assets
Contingent loans	2,930,959	2,381,233	1,758,575	1,428,740
Totals	35,883,197	35,339,754	22,840,956	22,446,553

(*)    Items presented at their Equivalent Credit Risk value, in accordance with the provisions of Chapter 12 1 “Equity for Legal and Regulatory Effects” of the RAN, issued by the Commission for the Financial Market (former SBIF).

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-85

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 18 - Regulatory Capital Requirements, continued

	Amount			Ratio
	As of June 30,	As of December 31,		As of June 30,	As of December 31,
	2021	2020		2021	2020
	MCh$	MCh$		%	%
Basic capital	2,297,933	2,315,411	(a)	6.40	6.54	(c)
Effective equity	2,976,143	3,044,661	(b)	13.03	13.56	(d)

(*)    Includes transactions denominated in foreign currencies but that are settled in pesos.

(a)   Basic Capital Corresponds to the net amount that must be shown in the Consolidated Financial Statements filed with the CMF under the line item “Equity attributable to equity holders of the Bank” as indicated in the Compendium of Accounting Standards.

(b)   Based on the consolidated financial statements filed with CMF, the effective net equity of a bank is the sum of (i) a bank’s basic capital, (ii) subordinated bonds issued by a bank valued at their placement price up to 50% of its net capital base; provided that the value of the bonds shall decrease 20% for each year that lapses during the period commencing six years prior to their maturity and (iii) voluntary loan loss allowances in an amount up to 1.25% of a bank’s risk-weighted assets (if a bank has goodwill, this value would be required to be deducted from the calculation of the effective net equity). The calculation of the effective net equity does not include the capital contributions made to subsidiaries of a bank and is made on a consolidated basis rather than on an unconsolidated basis.

(c)   Consolidated basic capital ratio corresponding to basic capital divided by total assets for capital purposes (includes items outside the Consolidated Financial Statements).

(d)   Consolidated solvency ratio corresponds to the ratio of effective equity to weighted assets.

The shareholders’ agreement established an “Optimal Regulatory Capital” with respect to Itaú Corpbanca Chile and Colombia, which must be, at any date, the highest between 120% of the minimum regulatory capital ratio established by the respective legislation and the average of the regulatory capital ratio of the 3 largest private Banks in the respective country, multiplied by the consolidated risk-weighted assets (APR) of the Chilean or Colombian Bank, as applicable, on the date that is one year from the last day of the fiscal year more recent, assuming that the assets weighted by their level of risk grow during that year at a rate equal to the Minimum Growth Rate. The Bank, in consolidated terms (owners of the Bank), as of June 30, 2021, maintains a total equity of Ch$2,297,933 million (Ch$2,315,411 million in December 2020) in the Consolidated Financial Statements filed with the CMF, according to local regulations.

As of June 30, 2021 and December 31, 2020, the Bank is in compliance with the “Optimal Regulatory Capital” requirements, as well as with all financial covenants related to regulatory capital requirements.

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-86

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Note 19 - Subsequent events

Capital increase approval

In the Extraordinary Shareholders Meeting held on July 13, 2021, the following agreements were met: (a) increase the Bank’s capital in the amount of $830,000,000,000 Chilean pesos, from $1,862,826,231,184 Chilean pesos divided into 512,406,760,091 nominative, ordinary, no par value, fully subscribed and paid-in shares, to $2,692,826,231,184, divided into 973,517,871,202 nominative, ordinary, no par value shares, throughout the issuance of 461,111,111,111 new ordinary shares, to be issued, subscribed and paid until July 13, 2024; (b) authorize the Board of Directors to freely set the price of these shares in accordance to the rule set forth in the second paragraph of article 23 of the Reglamento de Sociedades Anónimas; and (c) amend the fifth permanent and first transitory articles of the Bank’s bylaws, related to capital stock, based on the agreements reached in the aforementioned Shareholders Meeting.

Through Resolution No. 4,177, issue on August 3, 2021, the Financial Market Commission (Comisión para el Mercado Financiero) authorized the increase of the Bank's capital and the amendment of its bylaws, in accordance with the resolutions approved at the mentioned shareholders extraordinary meeting, as set forth in Articles 31 and 52 of the General Banking Law, Article 127 of the Chilean Corporations Act and other applicable regulations.

The Extraordinary Meeting of Itaú Corpbanca’s Board of Directors held on August 12, 2021 approved, among other matters, the following: (a) proceed with the issuance of 461,111,111,111 ordinary shares related to the Bank's capital increase approved at the aforementioned Shareholders’ Meeting; (b) request the registration of the agreed-to-be-issued 461,111,111,111 shares before the Financial Market Commission (Comisión para el Mercado Financiero) and the Stock Exchanges in Chile, so that they may be traded in the Chilean local market; (c) require the registration of the new American Depositary Shares before the Securities and Exchange Commission of the United States of America and the New York Stock Exchange; (d) offer and place the agreed-to-be-issued 461,111,111,111 shares as per the procedure set forth in the aforementioned Board Meeting; and (e) postpone the pricing of the shares for a later date.

Through Resolution No. 5230, dated September 15, 2021, the Financial Market Commission (Comisión para el Mercado Financiero) authorized the registration in the Securities Registry of 461,111,111,111 shares issued under the capital increase agreed by the Bank's Extraordinary Shareholders' Meeting held on July 13, 2021.

461,111,111,111 of the new shares issued under the Bank’s capital increase will be offered at the price of $1.80 per share, as set forth in the Extraordinary Meeting of Itaú Corpbanca’s Board of Directors held on September 23, 2021.

Others

Between July 1 and September 9, 2021, the date of issuance of these Condensed Consolidated Financial Statements, there have been no other events after the reporting period that could affect the presentation and results of the financial statements.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer

Itaú Corpbanca and subsidiaries – Unaudited Condensed Consolidated Financial Statements – June 30, 2021	F-87